Exhibit 1

27 May 2004

HUTCHISON WHAMPOA LIMITED

NTT DOCOMO, INC.

AGREEMENT

for the sale and purchase of

the whole of the issued share capital of

Brilliant Design Limited

Page I

THIS AGREEMENT is made on 27 May 2004.

BETWEEN

(1)	HUTCHISON WHAMPOA LIMITED, a company incorporated in Hong Kong whose registered office is at 22/F, Hutchison House, 10 Harcourt Road, Hong Kong (HWL); and

(2)	NTT DOCOMO, INC., a company incorporated in Japan whose principal place of business is at 2-11-1, Nagata-cho, Chiyoda-ku, Tokyo 100-6150, Japan (DCM).

WHEREAS

(A) Hutchison 3G UK Holdings Limited (H3GUK) is a private company limited by shares with an issued share capital of £4,445,486,753 divided into 4,445,486,753 ordinary shares of £1 each.

(B) Brilliant Design Limited, a company incorporated under the laws of the British Virgin Islands (BVICo), is the sole legal and beneficial owner of 889,097,351 ordinary shares of £1 each in the issued share capital of H3GUK (the UK Shares).

(C) DCM Capital LDN (UK) Limited (DCM Capital) is a wholly-owned direct subsidiary of DCM and the sole legal and beneficial owner of the entire issued share capital of BVICo, being 2 ordinary shares of par value US$1 each (the BVI Shares).

(D) DCM has agreed to sell or procure the sale of the BVI Shares to HWL (or its nominee(s)) for the consideration and upon the terms set out in this Agreement.

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

1 month VWAP means on any date, the traded volume weighted average of the closing quotations of, as the context requires:

(a)	an HTIL Share; or

(b)	an HTIL Share Equivalent,

for the twenty (20) HTIL Trading Days immediately preceding that date at close of business on the SEHK (in relation to HTIL Shares) or the relevant IPO Exchange (in relation to HTIL Share Equivalents) on such date;

3 Month LIBOR means in respect of each Interest Setting Date:

(a)	the offered rate (rounded to the nearest one hundred-thousandth of a percentage point) for sterling deposits of an equivalent amount for a period of 3 months quoted on the Telerate Screen Page 3750 (or any equivalent successor of such page) at or about 11:00 a.m. (London time) on that Interest Setting Date; or

(b)	if at or about 11:00 a.m. (London time) on such date no such rate appears on the Telerate Screen Page 3750, such page is not on display or the Moneyline Telerate Monitor Screen is not operating, the rate (rounded to the nearest one hundred-thousandth of a percentage point) quoted by The Hongkong and Shanghai Banking Corporation Limited to be the rate at which it is offering sterling deposits of an equivalent amount for a period of 3 months to leading banks in the London interbank market at or about 11:00 a.m. (London time) on that Interest Setting Date;

Accelerated Completion Date means the date specified in a notice from HWL to DCM for the completion of the sale and purchase of the BVI Shares in accordance with Clause 4, which shall be the first HTIL Trading Day falling 45 days after the date of the notice;

Adjustment Amount shall have the meaning set out in Clause 9.6(f);

Affiliates means a subsidiary undertaking or parent undertaking (other than, in any case, a parent undertaking of HWL or DCM (save that references to Affiliate in Clause 15.2 shall, with respect to DCM, be deemed to include The Nippon Telegraph and Telephone Corporation)) and any subsidiary undertaking of any such parent undertaking, in each case from time to time;

Ancillary Documents means such documents as are required to be entered into pursuant to any of the Sale Documents;

Associated Rights shall have the meaning set out in Clause 9.1(b);

Business Day means a day, other than Saturday or Sunday, on which commercial banks are open for business in Hong Kong, Tokyo and the location of each IPO Exchange;

BVI means the British Virgin Islands;

BVICo means Brilliant Design Limited, an international business company incorporated in the BVI, which is a wholly-owned subsidiary of DCM Capital and brief details of which are set out in Appendix 2;

Closing Adjustments means the adjustments to be made to the Management Accounts in respect of events occurring after 31 December 2003;

Companies means H3GUK and H3GUK Opco;

Completion Date means the earliest to occur of:

(a)	the Accelerated Completion Date;

(b)	the Scheduled Completion Date; and

(c)	the Put Completion Date;

Credit Amounts shall have the meaning set out in Clause 9.1(b);

DCM Group means DCM and its Affiliates from time to time, and DCM’s Group shall be interpreted accordingly;

DCM Loan Agreement means the loan agreement between DCM, as lender, and H3GUK, as borrower, for the principal sum of £200 million dated 28 April 2003 pursuant to which DCM advanced to H3GUK the sum of £200 million in May 2003;

DCM Loan Novation Deed means the novation deed between HWL, DCM, Luxco and H3GUK in the agreed form dated on or about the date of this Agreement by which DCM will novate to HWL (or its nominee) all of DCM’s rights and obligations under the DCM Loan Agreement;

DCM Purchaser means any wholly-owned subsidiary of DCM incorporated in the BVI (other than BVICo or a subsidiary of BVICo) which DCM nominates to acquire the Purchase Shares, or any permitted transferee to whom any direct or indirect interest in any Purchase Shares is transferred pursuant to Clause 8.1(c);

DCM Purchaser Shares means the entire issued share capital of the DCM Purchaser;

DCM Return shall have the meaning set out in Clause 9.1(b);

DCM Shareholder Group Company means DCM or any Affiliate of DCM (not including any parent undertaking of DCM) for the time being which, in each case, has, directly or indirectly, an interest in the Purchase Shares;

DCM Technology Licence Termination Agreement means the agreement between H3GUK Opco and DCM in the agreed form dated on or about the date of this Agreement terminating the DoCoMo technology licence agreement dated 21 September 2000;

Dealing Costs shall have the meaning set out in Clause 9.1(b);

Deed of Amendment to the 3G Consultation and Co-operation Agreement means the agreement between DCM and HWL in the agreed form dated on or about the date of this Agreement amending the 3G Consultation and Co-operation Agreement between DCM and HWL dated 23 April 2003;

Depositary Shares means securities representing HTIL Shares and having the economic and voting rights customary for depositary shares listed on any IPO Exchange;

Encumbrance means a mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third-party right or interest, other encumbrance or security interest of any kind, or another type of preferential arrangement (including, without limitation, a title transfer or retention or retention arrangement) having similar effect;

First Instalment Date means 31 January 2006;

General Meeting means a general meeting of shareholders of H3GUK or H3GUK Opco;

H3GUK Opco means Hutchison 3G UK Limited, a company incorporated in England and Wales which is the wholly owned subsidiary of H3GUK;

HTIL means Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands;

HTIL IPO Date means the first date on which both (i) an IPO Exchange has granted such approvals, consents and waivers as are required to permit the sale of HTIL Shares by the Selling Shareholder to DCM or the DCM Purchaser, on the terms set out in this Agreement and (ii) dealings in HTIL Shares are commenced on an IPO Exchange, provided that if HTIL Shares are traded on more than one IPO Exchange including the SEHK, then the HTIL IPO Date shall be deemed to be the first day on which trading commences on the SEHK and, if the HTIL Shares are not listed on the SEHK, the HTIL IPO Date shall be deemed to be the first day on which trading commences on any IPO Exchange;

HTIL IPO Price means the offer price per HTIL Share under any initial public offering of the HTIL Shares or HTIL Share Equivalents and listing of the HTIL Shares or HTIL Share Equivalents on an IPO Exchange, as adjusted from time to time to reflect or take account of any sub-division, consolidation or re-classification of such shares or, if applicable, HTIL Share Equivalents, provided that if the HTIL Shares are traded on more than one IPO Exchange including the SEHK then the HTIL IPO Price shall be deemed to be the offer price per HTIL Share under the initial public offering and listing of the HTIL Shares on the SEHK and, if the HTIL Shares are not listed on the SEHK, the HTIL IPO Price shall be deemed to be the average of the initial offer prices per HTIL Share and/or HTIL Share Equivalents on all IPO Exchanges;

HTIL Lock-Up Period means the period commencing on the date the Initial Purchase Shares are transferred to the DCM Purchaser in accordance with this Agreement and ending on the earliest to occur of:

(a)	the First Instalment Date;

(b)	the date on which HWL ceases, directly or indirectly, to be the single largest holder of HTIL Shares; and

(c)	the date on which this Agreement terminates pursuant to Clause 6.8;

HTIL Share Equivalent means Depositary Share(s) each representing a certain number of Purchase Shares, evidenced by depositary receipts and traded on an IPO Exchange other than the SEHK;

HTIL Shares means freely transferable ordinary shares of HK$0.25 each in the issued share capital of HTIL, and all other shares or stock resulting from any sub-division, consolidation or re-classification of such shares;

HTIL Trading Day means:

(a)	in respect of HTIL Shares, any day on which the HTIL Shares are traded on one or more of the IPO Exchanges; and

(b)	in respect of HTIL Share Equivalents, any day on which the HTIL Share Equivalents are traded on one or more of the IPO Exchanges;

HWL Group means HWL and its Affiliates from time to time, and HWL’s Group shall be interpreted accordingly;

HWL Purchaser means HWL or any entity which HWL has nominated to acquire the BVI Shares on the Completion Date or, after the Completion Date, any permitted assignee or transferee of HWL pursuant to Clause 23;

HWL’s Solicitors means Freshfields Bruckhaus Deringer;

Initial Completion Date means the HTIL IPO Date or, if the HTIL IPO Date is later than 25 September 2004, 30 September 2004;

Instalment means each of the three non-refundable instalments set out in Clause 2.2 and payable by HWL to DCM in the manner set out in Clause 2.2 in satisfaction of the Purchase Price;

Instalment Date has the meaning given to such term in Clause 2.2;

Interest Setting Date means 1 April 2004 and thereafter, the first London Business Day in July, October, January and April for each year;

IPO Exchange means the Stock Exchange of Hong Kong and/or any other stock exchange of comparable standing reasonably acceptable to DCM on which HTIL Shares or HTIL Share Equivalents are listed;

Listing Rules means the rules governing the listing of securities on each IPO Exchange;

London Business Day means a day on which sterling deposits may be dealt in on the London interbank market;

Luxco means Hutchison Europe Telecommunications S.à.r.l.;

Management Accounts means the unaudited profit and loss account and balance sheet of BVICo as at and for the financial year ended on 31 December 2003 (set out in Appendix 4);

March 2003 Letter means the letter between HWL and DCM dated 7 March 2003 regarding H3GUK;

Proceedings means any proceeding or action arising out of or in connection with the Sale Documents;

Purchase Price means the total purchase price for the BVI Shares, which is the dollar equivalent of £120,000,000 (one hundred and twenty million pounds sterling) payable in Instalments in accordance with Clause 2.2;

Purchase Price Outstanding means with respect to any date of determination, the Purchase Price after deducting any payment(s) in cash received by DCM or the DCM Purchaser (i) falling within the meaning of paragraphs (i) and (ii) of “DCM Return”, or (ii) paid to DCM under Clauses 2.2 or 9.3 of this Agreement (other than cash amounts paid in respect of Instalments under Clause 2.2 which have been applied to purchase Purchase Shares pursuant to Clauses 2.3 or 2.4), on or prior to such date;

Purchase Shares means the HTIL Shares which may be purchased by DCM pursuant to Clauses 2.3 and 2.4;

Purchase Shares Warranty Claim means a claim under or pursuant to the provisions of Clause 8.6;

Put Completion Date means such date as may be specified in a notice sent by DCM to HWL in respect of the transfer, sale and purchase of the BVI Shares in accordance with Clause 6.10;

Reference Exchange Rate means the average of the mid-rates between the bid and offered rates of exchange of The Hongkong and Shanghai Banking Corporation Limited and Mizuho Corporate Bank for the purchase of:

(a)	dollars with pounds sterling; or

(b)	dollars with Hong Kong dollars,

as the case may be, in each case, at 5:00 p.m. Hong Kong time on the Business Day immediately preceding the Initial Completion Date, or the rate otherwise agreed by the parties;

Sale Documents means:

(a)	the DCM Loan Novation Deed; and

(b)	this Agreement;

Scheduled Completion Date means 15 February 2007;

Second Co-operation and Indemnity Agreement means the co-operation and indemnity agreement dated 14 April 2004 between DCM and each of the Companies;

Second Instalment Date means 15 December 2006;

Secondment Termination Agreement means the agreement between H3GUK Opco and DoCoMo Europe Ltd, in the agreed form dated on or about the date of this Agreement terminating three secondment agreements between H3GUK Opco and DoCoMo Europe Ltd each dated on or about 1 July 2003;

SEHK or the Stock Exchange of Hong Kong means The Stock Exchange of Hong Kong Limited;

Selling Shareholder means Hutchison Telecommunications Investment Holdings Limited;

Service Document means a writ, summons, order, judgement or other process issued out of the courts of England in connection with any Proceedings;

Shareholders Agreement means the shareholders agreement entered into between the parties on 12 July 2000 relating to H3GUK, as amended by the March 2003 Letter;

Signing Date means the date of this Agreement;

SPA Warranty Claim means a claim under or pursuant to the provisions of Clauses 5.1, 5.2, 5.4, 5.5, 6.11 and/or 8.6;

Spot Exchange Rate means, with respect to any date, the average of the mid-rates between the bid and offered rates of exchange of The Hongkong and Shanghai Banking Corporation Limited and Mizuho Corporate Bank for the purchase of:

(a)	dollars with pounds sterling; or

(b)	dollars with Hong Kong dollars,

as the case may be, in each case, at 5:00 p.m. Hong Kong time on such date, or the rate otherwise agreed by the parties;

Tax means any form of taxation, levy, duty, charge, contribution, withholding or impost of whatever nature (including any related fine, penalty, surcharge or interest) imposed, collected or assessed by, or payable to, a Tax Authority;

Tax Authority means any government, state or municipality or any local, state, federal or other fiscal, revenue, customs or excise authority, body or official anywhere in the world including, without limitation, the Inland Revenue and H.M. Customs and Excise;

Warranties means the warranties set out in and/or given pursuant to Clauses 5.1, 5.2, 5.4, 5.5, 6.11 and/or 8.6 of this Agreement and/or clauses 6.1, 6.2 and/or 6.3 of the DCM Loan Novation Deed; and

Warranty Claim means an SPA Warranty Claim and/or a claim under or pursuant to clauses 6.1, 6.2 and/or 6.3 of the DCM Loan Novation Deed.

1.2	Interpretation

In this Agreement, unless the context otherwise requires:

(a)	references to a person shall be construed so as to include any individual, firm, body corporate (wherever incorporated), government, state or agency of a state or any joint venture, association, partnership, works council or employee representative body (whether or not having separate legal personality);

(b)	the headings are inserted for convenience only and shall not affect the construction of this Agreement;

(c)	the singular shall include the plural and vice versa;

(d)	references to one gender include all genders;

(e)	references to times of the day are to local time in the relevant jurisdiction unless otherwise stated;

(f)	any obligation which is to be performed on a date which is not a Business Day shall be performed on the last Business Day preceding that date;

(g)	references to dollars or US$ are references to the lawful currency from time to time of the United States of America;

(h)	references to sterling or pounds sterling or £ are references to the lawful currency from time to time of England (or if the lawful currency of England is the euro, the euro equivalent of the sterling amount);

(i)	references to Hong Kong dollars, HK dollars or HK$ are references to the lawful currency from time to time of Hong Kong;

(j)	a reference to a document being in agreed form means the form of that document which has been initialled on the date of this Agreement for the purpose of identification by or on behalf of DCM and HWL (with such amendments as may be agreed by or on behalf of DCM and HWL);

(k)	a reference to a Clause or Appendix, unless the context otherwise requires, is a reference to a Clause of, or Appendix to, this Agreement;

(l)	a reference to a subsidiary undertaking or a parent undertaking is to be construed in accordance with section 258 of the Companies Act 1985; and

(m)	statements as to the awareness of DCM shall be deemed to be made on the basis of the actual awareness of the respective directors of each of DCM Capital and BVICo having made due and careful inquiry of relevant persons within DCM’s Group as to the matters to which such statements relate.

1.3	VWAP

(a)	If it is necessary to determine 1 month VWAP or 5 day VWAP (as defined in Clause 9.6(f)) for HTIL Shares or HTIL Share Equivalents on a particular date for the purposes of a calculation under this Agreement and a value for 1 month VWAP or 5 day VWAP (as the case may be) for HTIL Shares or HTIL Share Equivalents, as applicable, for such date is published on a Bloomberg page then the published calculation for such date shall be deemed to be the 1 month VWAP or 5 day VWAP (as the case may be) for the purposes of the relevant determination under this Agreement.

(b)	For the purposes of any determination under this Agreement the rate for 1 month VWAP or 5 day VWAP (as the case may be) shall be the rate prevailing at 5.00 p.m. (Hong Kong time).

2.	SALE OF THE BVI SHARES AND CONSIDERATION

2.1 Upon the terms set out in this Agreement, DCM agrees to sell or procure the sale of, and HWL agrees to purchase or procure the purchase of, all (but not some only) of the BVI Shares, on the basis that the same covenants shall be deemed to be given by DCM in relation to the BVI Shares as are implied under Part I of the Law of Property (Miscellaneous Provisions) Act 1994 where a disposition is expressed to be made with full title guarantee. The BVI Shares shall be sold free from all Encumbrances, and shall be sold together with all rights attaching to them on and from the Completion Date including, without limitation, the right to receive all dividends and other distributions declared, made or paid on or after the Completion Date.

2.2 The consideration for the BVI Shares shall be the Purchase Price, which shall be satisfied by HWL in three Instalments as follows:

(a)	by payment by HWL to DCM on the Initial Completion Date, in cash, of an amount in dollars equal (rounded up to the nearest dollar) (at the Reference Exchange Rate) to £80,000,000 (the Initial Instalment);

(b)	by the payment by HWL to DCM on the First Instalment Date, in cash, of an amount in dollars (rounded up to the nearest dollar) equal (at the relevant Spot Exchange Rate on the Business Day immediately preceding such date) to £20,000,000, as adjusted pursuant to Clause 9.1 (the First Instalment); and

(c)	by the payment by HWL to DCM on the Second Instalment Date, in cash, of an amount in dollars (rounded up to the nearest dollar) equal (at the relevant Spot Exchange Rate on the Business Day immediately preceding such date) to £20,000,000, as adjusted pursuant to Clause 9.2 (the Final Instalment), each such date being an Instalment Date.

2.3 HWL may direct (by written notice to DCM on or about the Initial Completion Date) DCM to purchase, subject to DCM having received payment of the Initial Instalment and the HTIL IPO Date being no later than 31 December 2004, from the

Selling Shareholder, and following such notice HWL shall procure that the Selling Shareholder sells to DCM, on the HTIL IPO Date, HTIL Shares up to the maximum number of HTIL Shares (credited as fully paid) as when multiplied by the HTIL IPO Price, rounded down to the nearest whole number of HTIL Shares, is equal to the dollar equivalent (at the relevant Reference Exchange Rates) of the Initial Instalment (the Initial Purchase Shares). The purchase price to be paid by DCM for such shares shall be an amount in dollars. Following such purchase, DCM shall procure that the DCM Purchaser complete and deliver the documents referred to under Clause 3.3(b) to enable the DCM Purchaser to be registered as the holder of the Initial Purchase Shares as soon as reasonably practicable after the HTIL IPO Date, and in any event by no later than 30 days following the HTIL IPO Date.

2.4

(a)	On the First Instalment Date HWL may direct (by written notice to DCM no later than 5 Business Days before the First Instalment Date) DCM to purchase, and upon receipt of such notice DCM shall purchase, subject to (i) DCM having received payment of the First Instalment and (ii) Clause 2.4(c), from the Selling Shareholder (and HWL shall procure that the Selling Shareholder sells to DCM) on the First Instalment Date, HTIL Shares up to the maximum number of HTIL Shares (credited as fully paid) as when multiplied by the value of a HTIL Share (based on the 1 month VWAP ending on the Business Day immediately preceding the First Instalment Date), rounded down to the nearest whole number of HTIL Shares, is equal to the dollar equivalent (at the relevant Spot Exchange Rate) of the First Instalment (the First Instalment Shares). The purchase price to be paid by DCM for the First Instalment Shares shall be an amount in dollars. Following such purchase DCM shall procure that the DCM Purchaser completes and delivers the documents referred to under Clause 3.3(b) to enable the DCM Purchaser to be registered as the holder of the First Instalment Shares as soon as reasonably practicable after the First Instalment Date, and in any event by no later than 30 days following the First Instalment Date.

(b)	On the Second Instalment Date HWL may direct (by written notice to DCM no later than 5 Business Days before the Second Instalment Date) DCM to purchase, and upon receipt of such notice DCM shall purchase, subject to (i) DCM having received payment of the First Instalment and (ii) Clause 2.4(c), from the Selling Shareholder (and HWL shall procure that the Selling Shareholder sells to DCM) on the Second Instalment Date, HTIL Shares up the maximum number of HTIL Shares (credited as fully paid) as when multiplied by the value of a HTIL Share (based on the 1 month VWAP ending on the Business Day immediately preceding the Second Instalment Date), rounded down to the nearest whole number of HTIL Shares, is equal to the dollar equivalent (at the relevant Spot Rate of Exchange) of the Second Instalment (the Second Instalment Shares) (together with the First Instalment Shares, the Other Shares). The purchase price to be paid by DCM for the Second Instalment Shares shall be an amount in dollars. Following such purchase DCM shall procure that the DCM Purchaser completes and delivers the documents referred to under Clause 3.3(b) to enable the DCM Purchaser to be registered as the holder of the Second Instalment Shares as soon as reasonably practicable after the Second Instalment Date, and in any event by no later than 30 days following the Second Instalment Date.

(c)	If the HTIL IPO Date is later than 31 December 2004 the provisions of Clauses 2.3, 2.4(a) and 2.4(b) shall not apply. For the avoidance of doubt, the provisions of Clause 2.2 shall continue to apply.

(d)	DCM and HWL each agree and acknowledge that the Initial Purchase Shares and the Other Purchase Shares (if any) transferred to DCM by the Selling Shareholder shall be HTIL Shares listed on an IPO Exchange.

(e)	HWL acknowledges that (i) DCM and/or DCM Purchaser may at any time deposit some or all of the Purchase Shares with, or withdraw some or all of the Purchase Shares (if represented by HTIL Share Equivalents) from, a depositary and receive HTIL Share Equivalents or HTIL Shares, as the case may be, in return and (ii) DCM and/or DCM Purchaser will not be in breach of the terms of this Agreement, including without limitation under Clauses 8.6(b)(viii) or (ix)), solely by reason of such deposit or withdrawal of HTIL Shares.

2.5	Interest shall be payable by HWL to DCM on the Purchase Price Outstanding as follows:

(a)	interest on the Purchase Price Outstanding is, and shall be, deemed to have accrued from 1 April 2004 and shall accrue up to but excluding the Completion Date;

(b)	the initial interest period shall be, and hereby is, deemed to have commenced on 1 April 2004 and shall end on the day immediately preceding the first Interest Setting Date falling thereafter. Thereafter, each interest period shall be for a period of 3 months, each such period commencing on the next Interest Setting Date and ending on the day immediately preceding the following Interest Setting Date;

(c)	the rate of interest payable for the initial interest period shall be the rate per annum equal to 3 Month LIBOR for sterling as at 1 April 2004. The rate of interest payable for each subsequent interest period shall be the rate per annum equal to 3 Month LIBOR for sterling as at the Interest Setting Date falling on or immediately preceding the first day of that interest period;

(d)	interest shall accrue daily and shall be calculated on the basis of the actual number of days elapsed and a year of 365 days; and

(e)	all interest that has accrued and is unpaid on the Completion Date shall be paid on the Completion Date.

2.6 If any Instalment, interest amount or other payment to DCM is to be paid in cash, such amount shall be paid in immediately available funds by electronic funds transfer in dollars on the due date for payment to DCM’s bank account:

Bank:	Bank of Tokyo-Mitsubishi Trust Company

Address:	1251 Avenue of the Americas New York NY 10020 USA

ABA No.:	026009687

Account name:	NTT DoCoMo, Inc.

Account number:	310057701

SWIFT:	BOTKUS3N

or to such other bank account as may be notified by DCM to HWL not less than five (5) Business Days before the due date.

2.7 Payment by HWL of the consideration for the BVI Shares in cash in accordance with Clauses 2.2 and 2.6 shall satisfy any obligation of HWL to pay consideration to the owner of the BVI Shares, and HWL shall not be obliged or concerned to see whether any payment by HWL to DCM is retained by DCM or the DCM Purchaser or is paid or is transferred to DCM Capital or any other registered holder of the BVI Shares at the relevant time.

2.8 Payment by DCM of the consideration for the Purchase Shares in cash in accordance with Clause 2.3 and/or Clause 2.4 shall satisfy any obligation of DCM to pay consideration to the owner of the Purchase Shares, and DCM and DCM Purchaser shall not be obliged or concerned to see whether any payment by DCM Purchaser to HWL or the Selling Shareholder in respect of the Purchase Shares is retained by, paid or transferred to HWL, the Selling Shareholder or any other registered holder of the Purchase Shares at the relevant time.

3.	SIGNING AND TRANSFER OF PURCHASE SHARES

3.1	On the Signing Date:

(a)	DCM shall deliver or cause to be delivered to HWL at the offices of HWL’s Solicitors at Ark Mori Building, 18th Floor, 1-12-32 Akasaka Minato-ku, Tokyo 107-6018:

(i)	letters of resignation, in the form set out in Appendix 1, duly executed as a deed by each of Seiji Kawamura, Kyoji Murakami and Paul van Doorn in respect of their directorships of the Companies;

(ii)	an opinion from Tanaka Akita & Nakagawa in the agreed form as to the due execution of each of the Sale Documents and all other documents and agreements required to be executed by DCM and referred to in Clause 3.1(a);

(iii)	a counterpart original of the DCM Loan Novation Deed, duly executed by DCM;

(iv)	a counterpart original of the Secondment Termination Agreement, duly executed by DoCoMo Europe Limited;

(v)	a counterpart original of the DCM Technology Licence Termination Agreement, duly executed by DCM; and

(vi)	a counterpart original of the Deed of Amendment to the 3G Consultation and Co-operation Agreement, duly executed by DCM; and

(b)	HWL shall deliver or cause to be delivered to DCM at the offices of HWL’s Solicitors in Hong Kong:

(i)	a certified copy of a resolution of the board of directors of HWL (or any other relevant member of the HWL Group) together with certified copies of any powers of attorney pursuant to which each of the Sale Documents and of all other agreements and documents which HWL (or any other relevant member of HWL’s Group) is required to sign and deliver to DCM under the terms of each of the Sale Documents have been or will be executed;

(ii)	a counterpart original of the DCM Loan Novation Deed, duly executed by HWL, Luxco and H3GUK;

(iii)	a counterpart original of the Secondment Termination Agreement, duly executed by H3GUK Opco;

(iv)	a counterpart original of the DCM Technology Licence Termination Agreement, duly executed by H3GUK Opco; and

(v)	a counterpart original of the Deed of Amendment to the 3G Consultation and Co-operation Agreement, duly executed by HWL.

3.2 On the Initial Completion Date, DCM shall deliver or cause to be delivered to HWL in Hong Kong a notice (addressed to H3GUK) specifying that:

(a)	without prejudice to any of its rights to receive information directly from H3GUK and/or H3GUK Opco pursuant to any agreement(s) entered into with H3GUK and/or H3GUK Opco from time to time (including, without limitation, the agreements referred to in Clause 14.3(a) to (d)); and

(b)	save for any notices or other communications relating to:

(i)	the declaration, making and/or payment of, and/or the right to receive, any dividends, distributions, returns of capital and/or proceeds of liquidation, winding-up, dissolution and/or striking-off; and/or

(ii)	the winding-up, liquidation, dissolution and/or striking-off of any of the Companies, and/or the proceeds thereof (including any distribution or right to participate in any distribution of any such proceeds),

DCM’s address for service of all notices or other communications to it as a member of H3GUK shall be the address of HWL.

3.3 If on any date HWL is required to procure the sale of any Purchase Shares to DCM, or DCM is required to procure that such Purchase Shares are registered in the name of the DCM Purchaser, in each case pursuant to Clauses 2.3 or 2.4 of this Agreement, HWL shall:

(a)	on the relevant date, procure that (x) such Purchase Shares are sold by the Selling Shareholder to DCM, each credited as fully paid and (y) DCM’s name is entered as the holder of the Purchase Shares in the Cayman Islands register of members of HTIL;

(b)	within 5 Business Days of the relevant date, subject to DCM having completed and delivered to HWL in a timely manner all title documents and instruments of transfer required to register a transfer of the Purchase Shares to the DCM Purchaser, procure that the DCM Purchaser’s name is entered as the holder of the Purchase Shares in the Cayman Islands register of members of HTIL; and

(c)	if such Purchase Shares are capable of being deposited and held in a clearing system and DCM elects (by notice to HWL in the form of Appendix 5 not later than ten (10) Business Days prior to such date) for such Purchase Shares to be held in such clearing system, procure the deposit of such Purchase Shares into the clearing system in the name of DCM or, subject to DCM having completed and delivered to HWL in a timely manner all title documents and instruments of transfer required to register a transfer of the Purchase Shares to the DCM Purchaser, the DCM Purchaser on or before such date in accordance with the arrangements set out in the prospectus with respect to the initial public offering of the HTIL Shares or of the HTIL Share Equivalents.

4.	COMPLETION

4.1 Subject to fulfilment of the obligations of DCM and HWL under Clause 3, the sale and purchase of the BVI Shares shall be completed at the offices of HWL’s Solicitors at the 11th floor, Two Exchange Square, Hong Kong (or such other place as may be agreed in writing by the parties) on the Completion Date.

4.2 On the Completion Date:

(a)	HWL shall pay the Adjustment Amount (as defined in Clause 9.6), if any, to DCM in cash in accordance with Clause 2.6;

(b)	DCM shall deliver to HWL the original share certificates in relation to the BVI Shares and the UK Shares and two (2) duly executed (but not dated) stock transfer forms (or equivalent document(s) under the laws of BVI) stating that the shares to be transferred are shares in BVICo, but not specifying the number of BVI Shares to be transferred or the intended transferee of such BVI Shares so as to enable title in the BVI Shares to pass fully and effectively into the name of HWL (or its nominee(s)) as at the Completion Date;

(c)	if the Purchase Shares and Associated Rights are to be transferred under the terms of this Agreement, DCM shall cause the delivery of the share certificates or other documents of title (if any) relating to the Purchase Shares and Associated Rights, if any, together with any relevant executed instruments of transfer in favour of (i) a transferee notified to DCM by HWL not later than two (2) Business Days prior to the Completion Date, or (ii) failing which, HWL;

(d)	DCM shall, if HWL so requests not less than ten (10) Business Days prior to the Completion Date, deliver to HWL or to its order the following:

(i)	a resolution of the board of directors of BVICo appointing one or more persons nominated by HWL as director(s) and secretary of BVICo with effect on and from the Completion Date;

(ii)	letters of resignation in the form or substantially in the form of Appendix 1, duly executed as a deed by each of the directors of BVICo;

(iii)	if auditors of BVICo have been appointed, a letter of resignation duly executed as a deed by the auditors of BVICo;

(iv)	if a company secretary of BVICo has been appointed, a letter of resignation duly executed as a deed by such secretary, acknowledging that the secretary has no claims against BVICo and waiving any liability of BVICo in the same terms as the form of the letter in Appendix 1; and

(v)	BVICo’s certificate of incorporation, common seal, copies of its memorandum and articles of association, share register and share certificate books (with any unissued share certificates) and all minute books and other statutory books (which shall be written up to but not including the Completion Date), such delivery to be satisfied by those items being confirmed in writing by Offshore Incorporations Limited (or such successor agents as DCM may appoint who are acting at the relevant time) as held to the order of HWL.

5.	WARRANTIES

5.1 DCM and HWL each warrants to the other (in the case of DCM to HWL for itself and as trustee for the HWL Purchaser and in the case of HWL to DCM for itself and as trustee for the DCM Purchaser), as at the date of this Agreement, that:

(a)	it is duly incorporated, in existence and validly registered under the laws of its jurisdiction of incorporation and has full power to conduct its business as conducted at the date of this Agreement;

(b)	it or its relevant Affiliates have obtained:

(i)	all corporate authorisations; and

(ii)	all other applicable governmental, statutory, regulatory or other consents, approvals, registrations, licences, permits, authorisations, waivers or exemptions,

in each case, required to empower it or its Affiliates to enter into and perform its, or their, obligations under the Sale Documents and any other documents or agreements that it, or any Affiliate, is required to sign or enter into under the terms of any of the Sale Documents;

(c)	entry into this Agreement will not result in a violation or breach by it of any applicable laws, regulations, order, decree or judgment of any court or any governmental or regulatory authority in any jurisdiction;

(d)	the Sale Documents and any other documents or agreements that it is required to sign or enter into under the terms of the Sale Documents, when executed, will constitute its valid and binding obligations, enforceable in accordance with their terms;

(e)	except as contemplated in Clause 15, no announcements, consultations, notices, reports or filings are required to be made by it or its Affiliates in connection with the performance of its obligations under the Sale Documents; and

(f)	entry into and performance by it or its Affiliates of the Sale Documents to which it or they are party will not violate or conflict with the provisions of its or their memorandum and articles of association, certificate of incorporation, by-laws, or equivalent constitutional documents in each relevant jurisdiction in any way that would affect its or their ability to enter into or perform its or their obligations under the Sale Documents to which it is or they are a party.

5.2 DCM warrants to HWL (for itself and as trustee for the HWL Purchaser) as at each of the Signing Date and the Initial Completion Date that:

(a)	DCM Capital is the sole legal and beneficial owner of the BVI Shares free from all Encumbrances;

(b)	neither DCM nor DCM Capital has granted, created or otherwise permitted to exist any Encumbrance over or in respect of the BVI Shares;

(c)	BVICo is the sole legal and beneficial owner of the UK Shares free from all Encumbrances;

(d)	none of DCM, DCM Capital or BVICo has granted, created or otherwise permitted to exist any Encumbrance over or in respect of the UK Shares;

(e)	neither DCM nor any DCM Affiliate are currently parties to any proceedings regarding the ownership of, or interests in, over or in respect of, the BVI Shares or the UK Shares nor, so far as DCM is aware, are any such proceedings pending or threatened against DCM or any DCM Affiliate;

(f)	the BVI Shares constitute the whole of the issued and allotted share capital of BVICo, the BVI Shares are fully paid or credited as fully paid and no person has the right (exercisable now or in the future and whether contingent or not) to call for the issue of any share or loan capital in BVICo;

(g)	each of DCM Capital and BVICo is validly incorporated, in existence and duly registered under the laws of its jurisdiction of incorporation and has full power to conduct its business as conducted at the date of this Agreement;

(h)	BVICo does not own and since 21 September 2000 has never had any interest of any nature whatsoever in any asset or property whatsoever other than the UK Shares;

(i)	since 21 September 2000 BVICo’s only activities have been the acquisition (including the financing of such acquisition) and the holding of the UK Shares and the administration of BVICo in accordance with applicable law and regulation;

(j)	save as set out in Clause 5.2(i) above, since 21 September 2000 BVICo has not conducted any activities, it has not traded in any manner, it has not been a party to nor has it incurred any past, current, future or contingent obligation or liability whatsoever under any contract, commitment, agreement or arrangement, including (without limitation) as employer or under any financing facility, guarantee, indemnity, surety relationship or letter of credit except any liability that may exist to pay stamp duty or stamp duty reserve tax under or pursuant to the performance of any of the Sale Documents;

(k)	BVICo does not have, and since 21 September 2000 has never had, any bank accounts;

(l)	no order has been made, no shareholder resolution of DCM Capital has been passed and, so far as DCM is aware, no petition has been presented for the purposes of winding-up DCM Capital. No administration order has been made and, so far as DCM is aware, no petition for such an order has been presented, in respect of DCM Capital. No receiver (which expression shall include an administrative receiver) has been appointed in respect of DCM Capital or any of its assets. DCM Capital is not insolvent under the laws of its jurisdiction of incorporation;

(m)	BVICo has not since 21 September 2000 been and is not engaged in any litigation, arbitration, administrative, regulatory or criminal proceedings, whether as claimant, defendant or otherwise. So far as DCM is aware, there are no litigation, arbitration, administrative, regulatory or criminal proceedings by or against BVICo which are pending or threatened or circumstances which are likely to give rise to any such proceedings;

(n)	since 21 September 2000 BVICo has conducted its business and corporate affairs in accordance with its memorandum and articles of association and in all material respects in accordance with all laws and regulations of its jurisdiction of incorporation. BVICo has not changed its tax residency from that prevailing on 21 September 2000;

(o)	the BVI Shares are not registered in a register kept in the United Kingdom by or on behalf of BVICo;

(p)	the information set out in Appendix 2 is true, accurate and complete with respect to the matters stated in it; and

(q)	no offer to DCM or the DCM Purchaser was made to it in the United States and each of DCM and the DCM Purchaser is outside the United States at the time of this Agreement.

5.3 In favour of DCM (for itself and as trustee for the DCM Purchaser), HWL covenants in respect of the Purchase Shares in the terms implied under Part 1 of the Law of Property (Miscellaneous Provisions) Act 1994 in respect of a disposition of such shares expressed to be made with full title guarantee and warrants, and is hereby deemed to warrant, as at each of the Signing Date and the Initial Completion Date and, if HWL gives any direction referred to in Clauses 2.3 or 2.4, as at each relevant Instalment Date that:

(a)	the Selling Shareholder is the sole legal and beneficial owner of the relevant Purchase Shares free from all Encumbrances; and

(b)	the Selling Shareholder is entitled to transfer the relevant Purchase Shares free from all Encumbrances.

5.4 If DCM Capital sells or otherwise transfers (including, without limitation, by way of distribution in a voluntary winding-up of DCM Capital) the BVI Shares to DCM, the warranties set out in Clause 5.2 shall be and be deemed to be given by DCM to HWL on the basis that references in Clauses 5.2(a), 5.2(g) and 5.2(l) to “DCM Capital” shall be construed as references to “DCM”.

5.5 The warranties set out above in sub-Clauses 5.1(a), (b), (d) and (f) and 5.2(a), (b), (c), (d), (f) and (g) shall be deemed to be repeated on each Instalment Date and immediately before the Completion Date by reference to the facts and circumstances then existing as if references in those warranties to the date of this Agreement were references to that date. The warranty in Clause 5.2(q) shall be deemed to be repeated, if HWL gives any direction referred to in Clauses 2.3 or 2.4, on each relevant Instalment Date.

5.6 HWL acknowledges and agrees (for itself and on behalf of the HWL Purchaser) that to the extent any acts or omissions of DCM and/or any of its Affiliates are:

(a)	contemplated, required or expressly permitted by or pursuant to any of the Sale Documents and/or Ancillary Documents; or

(b)	required by law or by any stock exchange or governmental or other regulatory or supervisory body or authority of competent jurisdiction to whose rules or regulations DCM and/or such Affiliate is or are subject, then:

(i)	such acts or omissions shall not constitute or give rise to (or be deemed to constitute or give rise to) a breach of any Warranty or of any of the provisions of Clauses 6.1, 6.2 or 6.3 of this Agreement or of any other provisions of any of the Sale Documents or Ancillary Documents; and

(ii)	neither DCM nor any of its Affiliates shall have any liability whatsoever for any such breach (or purported breach) of Warranty or of any such provisions.

5.7 DCM is not liable in respect of a Warranty Claim unless the amount that would otherwise be recoverable from DCM (but for this Clause) in respect of that Warranty Claim, when aggregated with all other Warranty Claims, exceeds £1 million (in which event HWL shall be entitled to claim the whole amount of such Warranty Claim and not merely the excess).

5.8 DCM’s total liability in respect of all Warranty Claims (whether arising under any provision of this Agreement, at law or under statutory or regulatory provision related to DCM Capital or BVICo) is limited to £320,000,000, but the amount of a Warranty Claim in respect of a fine, penalty, surcharge or interest related to Tax is not to be counted for this purpose.

5.9 DCM is not liable for or in respect of an SPA Warranty Claim unless HWL has notified DCM of the SPA Warranty Claim stating in reasonable detail the nature of the SPA Warranty Claim and the amount claimed (or, if not practicable, an estimate of the amount claimed) on or before the date falling eighteen months after the Completion Date.

5.10 Clauses 5.7, 5.8 and 5.9 do not apply in respect of a Warranty Claim involving or relating to breach of a warranty contained in any of sub-Clauses 5.1(a), (b), (c), (d), or (f) or sub-Clauses 5.2(a), (b), (c), (d), (f) or (g).

5.11 Nothing in Clause 5 shall have the effect of limiting or restricting any liability of the relevant warrantor in respect of a Warranty Claim arising as a result of it or any of its Affiliates’ fraud, wilful misconduct or wilful concealment.

5.12 The amount of loss recoverable for breach of a Warranty shall not exceed the amount of loss suffered or incurred as a result of such breach by the person to whom such Warranty is expressed to be given (and not otherwise recovered by any of its Affiliates).

6.	UNDERTAKINGS

6.1 Except as contemplated in or pursuant to this Agreement or any of the other Sale Documents or Ancillary Documents or as otherwise required by law or agreed in writing from time to time between HWL and DCM, DCM undertakes to HWL that during the period from the Signing Date to the Completion Date it shall, and shall procure that DCM Capital and BVICo shall:

(a)	not exercise, claim, attempt to exercise or enforce any benefits or rights whatsoever (whether statutory, contractual or otherwise) vested in BVICo as a member of H3GUK, nor will it represent itself as having any rights in respect of the UK Shares, except pursuant to Clause 6.4 or as otherwise permitted or contemplated by the Sale Documents;

(b)	not appoint any representative or proxy to attend or vote on its behalf at any General Meetings, except in order to exercise and/or enforce the rights of DCM, DCM Capital and/or BVICo pursuant to Clause 6.4 or as otherwise permitted or contemplated by the Sale Documents;

(c)	ensure that the BVI Shares are not registered in a register kept in the United Kingdom;

(d)	notify HWL promptly after DCM becomes aware of any litigation, arbitration, administrative, regulatory or criminal proceedings against BVICo or any proceedings against DCM or any DCM Affiliate regarding the ownership of, or interests in, over or in respect of, the BVI Shares or the UK Shares;

(e)	not amend or revoke its notice addressed to H3GUK and delivered to HWL pursuant to Clause 3.2;

(f)	deliver to HWL copies of all documents, notices and correspondence whatsoever sent to and from BVICo on or after the Signing Date from and to any person or entity;

(g)	not do or fail to do anything that would cause any of the warranties in Clause 5.2 (other than sub-Clauses (e), (l) and (m)) to be untrue if repeated at the relevant date by reference to the facts and circumstances then existing;

(h)	promptly notify HWL if DCM becomes aware (as construed in accordance with Clause 1.2(m)) of any event or circumstance that would cause any of the Warranties referred to in Clause 5.2 (e), (l) and (m) to be untrue if repeated at the relevant date;

(i)	ensure that BVICo has at least one director and that no director of BVICo is resident in the United Kingdom;

(j)	notify HWL of any change to the directors of BVICo and of where the directors of BVICo are resident; and

(k)	not take any action which, when taken, would be reasonably likely to cause BVICo to change its tax residency from that prevailing on 21 September 2000.

6.2 Except as contemplated in or pursuant to this Agreement or any of the other Sale Documents or Ancillary Documents, or as otherwise required by law or agreed in writing from time to time between HWL and DCM, DCM undertakes to HWL that during the period from the Signing Date to the Completion Date it shall procure that BVICo shall not:

(a)	carry out any activity or undertaking or enter into any commitment or incur any liability (other than as described under Clause 5.2(i) or the exception to Clause 5.2(j)); or

(b)	commence, compromise or settle litigation or arbitration proceedings or any action, demand or dispute or waive a right in relation to any such litigation or arbitration proceedings without the prior consent of HWL, not to be unreasonably withheld or delayed.

6.3 Except as contemplated in or pursuant to this Agreement or any of the other Sale Documents or Ancillary Documents, DCM undertakes to HWL that during the period from the Signing Date to the Completion Date it shall not, and shall procure that each of DCM Capital and BVICo, as the case may be, shall not sell, transfer, lend, grant, declare, create or dispose of any right or interest in any of the BVI Shares or the UK Shares, provided that DCM Capital may sell or otherwise transfer (including, without limitation, by way of distribution in a voluntary winding-up of DCM Capital) the BVI Shares to DCM.

6.4 The parties undertake and acknowledge to each other that the relevant member of DCM’s Group shall be entitled to continue to receive any dividends or other distributions, returns of capital or proceeds of liquidation declared, made or paid up to but excluding the Completion Date in respect of the UK Shares.

6.5	DCM agrees and acknowledges that:

(a)	this Agreement sets out in full HWL’s obligations in respect of the Purchase Shares and no other obligations shall be implied;

(b)	HWL shall not be liable for breach of the warranties in Clauses 5.1(b) or 5.1(c) to the extent that such breach is caused by the confirmation in Clause 6.14 being incorrect or misleading;

(c)	HWL’s total liability to DCM and its Affiliates in respect of the purchase of Purchase Shares whether arising under Clause 5.3, at law or under statutory or regulatory provision, shall not exceed £150,000,000, or extend to any consequential loss;

(d)	HWL shall not be liable in damages for breach of this Agreement in respect of the purchase of the Purchase Shares (whether arising under Clause 5.3 or any other provision of this Agreement, at law or under statutory or regulatory provision) to the extent that the loss suffered or incurred is compensated by the payment of the Adjustment Amount;

(e)	HWL is not liable for or in respect of a warranty claim under Clause 5.3 unless DCM has notified HWL of the claim stating in reasonable detail the nature of the claim and the amount claimed (or, if not practicable, an estimate of the amount claimed) on or before the date falling eighteen months after the date on which the relevant warranty was given or deemed to be given;

(f)	nothing in Clause 6 shall have the effect of limiting or restricting any liability of HWL in respect of a warranty claim arising as a result of it or any of its Affiliates’ fraud, wilful misconduct or wilful concealment; and

(g)	the amount of loss recoverable for breach of a warranty under Clause 5.3 shall not exceed the amount of loss suffered or incurred as a result of such breach by the person to whom such warranty is expressed to be given (and not otherwise recovered by any of its Affiliates).

6.6 The rights and obligations of the parties under this Agreement shall not be affected by, nor shall DCM be in breach of any provision of this Agreement by reason only of, the striking-off, liquidation, dissolution or winding-up of H3GUK or H3GUK Opco.

6.7 The parties agree that DCM shall not be liable for any breach of warranty or undertaking given by DCM or any non-performance or non-compliance with any obligation of DCM (and any such breach, non-performance and/or non-compliance shall be deemed not to have occurred) to the extent that such breach, non-performance and/or non-compliance results from an act or omission of H3GUK, H3GUK Opco, HWL, HTIL, the Selling Shareholder, any of their respective Affiliates and/or any of their directors, officers, employees, advisers and/or agents.

6.8 The parties agree that, if HWL does not pay (or procure the payment) to DCM any relevant Instalment in accordance with Clause 2.2 within twenty-one (21) Business Days after the due date for such payment as set out in Clause 2.2 this Agreement shall automatically terminate (save in respect of any accrued rights and/or obligations of the parties in relation to prior performance or breaches of performance, and except for the following Clauses: 1, 5.6 to 5.12, 6.5 to 6.15, 8, 9, 12 to 24 which shall survive such termination and remain in full force and effect), and DCM shall be entitled, absolutely and unconditionally, to:

(a)	retain such part of the Purchase Price and any interest thereon as shall have been paid to it by HWL (or its nominee(s)); and

(b)	retain the BVI Shares (and thereby, indirectly, the UK Shares) and any Purchase Shares or HTIL Share Equivalents representing Purchase Shares received by it or the DCM Purchaser pursuant to Clause 2.3 and 2.4 of this Agreement, but (except pursuant to the Clauses mentioned above) the parties shall have no further rights or obligations under this Agreement, whether in relation to the sale and purchase of the BVI Shares or otherwise. Following termination of this Agreement pursuant to this Clause 6.8, HWL shall not be entitled to serve a notice specifying an Accelerated Completion Date.

6.9 If this Agreement terminates pursuant to Clause 6.8, then at any time:

(a)	between 1 April 2005 to 1 July 2005 (both dates inclusive) in respect of non-payment of the Initial Instalment; or

(b)	between 1 July 2006 and 30 September 2006 (both dates inclusive) in respect of non-payment of the First Instalment; or

(c)	following 21 Business Days after the Second Instalment Date,

DCM shall be entitled to require HWL or its nominee(s) to purchase all, but not some only, of the BVI Shares for an amount equal to the Adjustment Amount.

6.10 DCM may exercise its rights under Clause 6.9 by serving written notice on HWL specifying a date for completion of the sale and purchase of the BVI Shares, not less than four (4) Business Days nor more than thirty (30) Business Days after the date of service of that notice. Service by DCM of notice to HWL pursuant to this Clause shall oblige DCM to sell (or procure the sale of) and HWL to purchase the BVI Shares on the date specified for completion of such sale and purchase and on the terms and conditions set out in Clauses 2.1, 6.8 and 6.9. At completion of that sale and purchase, which shall take place in accordance with the notice sent by DCM pursuant to this Clause and otherwise as specified in Clauses 4.1 and 4.2:

(a)	DCM shall deliver to HWL, in Hong Kong, or to its order the documents referred to in Clauses 4.2(b), 4.2(c) (if applicable) and 4.2(d); and

(b)	HWL shall cause the Adjustment Amount to be paid to DCM in cash and in full in accordance with Clause 2.6.

6.11 If DCM exercises its rights under Clause 6.9, and, as a result, the Put Completion Date subsequently occurs then, subject to Clauses 5.4 to 5.12 (inclusive) and Clauses 6.6, 6.7 and 6.14, the provisions of Clause 5.5 shall apply as if the Warranties referred to therein were deemed to be repeated immediately prior to completion of the sale and purchase of the BVI Shares (as specified by DCM in accordance with Clause 6.10).

6.12 If DCM exercises its right under Clause 6.9 but HWL fails to comply with its obligations under Clause 6.10(a) and/or (b), DCM shall be entitled to:

(a)	deliver or cause to be delivered to BVICo:

(i)	the original share certificates in relation to the BVI Shares and the UK Shares; and

(ii)	a duly executed stock transfer form (or equivalent document under the laws of BVI) in respect of the BVI Shares stating that the transferee is HWL); and

(b)	procure that HWL is entered in the register of members (or equivalent register under the laws of BVI) of BVICo as the holder of the BVI Shares,

but without prejudice to DCM’s rights in respect of the failure by HWL to comply with Clause 6.10(b).

6.13 If this Agreement terminates pursuant to Clause 6.8 and DCM does not exercise its rights under Clause 6.9, then:

(a)	Clause 19 (in addition to other Clauses already terminated pursuant to Clause 6.8) shall immediately terminate, save in respect of any accrued rights and obligations of the parties in relation to prior performances or breaches, but without prejudice to the remaining provisions not otherwise terminated pursuant to Clause 6.8 which shall continue in full force and effect; and

(b)	DCM shall remain entitled, absolutely and unconditionally, to those rights, entitlements and benefits described in sub-Clauses 6.8(a) and (b).

6.14 Solely for the purpose of assisting HWL in determining whether, under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the transactions contemplated by the Sale Documents require the prior approval of the shareholders of HWL, DCM confirms that, having regard to the purposes for which the Management Accounts were prepared:

(a)	the Management Accounts constitute the unaudited management accounts of BVICo as at and in respect of the financial year ended on 31 December 2003 (prior to any Closing Adjustments); and

(b)	with the exception of any reduction in the value attributed to the UK Shares, any Closing Adjustments will not materially increase the aggregate value of the assets nor materially decrease the aggregate value of the liabilities set out in the Management Accounts.

6.15 If DCM is to exercise its rights under Clause 6.9 then it shall also have the right to require HWL to purchase or procure the purchase of some or all of the Purchase Shares and Associated Rights and/or HTIL Share Equivalents held by DCM or DCM Purchaser in accordance with Clause 9.6. If DCM intends to exercise such right, it shall serve written notice of such election on HWL specifying that the date for completion of such purchase (and the date on which DCM or DCM Purchaser (as applicable) shall receive the proceeds of sale in respect thereof) shall be the Put Completion Date. Such notice must be delivered to HWL no later than 30 days prior to the Put Completion Date.

7.	DCM LOCK-UP

7.1 Except as specified in Clause 7.2, DCM undertakes to HWL that it shall not (and shall procure that the DCM Purchaser and its nominee(s) shall not):

(a)	sell, dispose of, transfer or assign any of its direct or indirect interest in Purchase Shares (including where represented by HTIL Share Equivalents);

(b)	enter into any agreement to sell, dispose of, transfer or assign its direct or indirect interest in any of the Purchase Shares (including where represented by HTIL Share Equivalents); or

(c)	enter into any derivative or other transaction with reference to the Purchase Shares (including where represented by HTIL Share Equivalents) having similar effect to the transactions described in paragraphs (a) or (b) above,

(i)	in the case of (a), (b) or (c) above, during the HTIL Lock-Up Period, to, or with, any person; and

(ii)	in the case of (a), (b) or (c) above, at any time prior to the Completion Date (whether during or after the HTIL Lock-Up Period) to, or with, a HWL Telecom Competitor, other than in a transaction effected on any IPO Exchange on which the HTIL Shares or HTIL Share Equivalents are traded in which DCM is not aware of the identity of the ultimate purchaser.

For this purpose:

HWL Telecom Competitor means any person (including where any Affiliate of such person does so) which owns or operates, as a primary business activity, mobile or fixed line telecommunications networks or infrastructure or provides mobile, fixed line telecommunications, IDD or internet services, or who is a mobile virtual networks operator in any country in which a member of HWL’s Group carries on any such business, and any re-seller, in any country in which HTIL carries on business, of any such services.

7.2 The restrictions in Clause 7.1 shall not apply to:

(a)	a sale, disposal or transfer of, or of any interest in, the Purchase Shares or HTIL Share Equivalents representing such Purchase Shares:

(i)	with the prior written consent of HWL;

(ii)	pursuant to acceptance of an Offer (as defined in the Hong Kong Takeover Code) for the share capital of HTIL; or

(iii)	to HWL in accordance with the terms of this Agreement;

(b)	an agreement to sell, dispose of, transfer or assign any direct or indirect interest in any of the Purchase Shares or HTIL Share Equivalents representing such Purchase Shares which:

(i)	does not permit the transfer of any interest in the Purchase Shares or HTIL Share Equivalents representing such Purchase Shares during the HTIL Lock-Up Period; and

(ii)	does not allow or enable the effective price of, or value ascribed to, an HTIL Share (or HTIL Share Equivalent representing such Purchase Shares) under the terms of such agreement to be determined by, or become known to, during the HTIL Lock-Up Period, a person who is not party to such agreement (other than a regulatory or taxation authority);

(c)	a transfer to another wholly-owned (directly or indirectly) subsidiary of DCM which complies with Clause 8.1(a) and 8.1(b) or to a depository in return for HTIL Share Equivalents or otherwise pursuant to, or in accordance with, this Agreement; or

(d)	DCM or the DCM Purchaser entering into currency swap or interest rate hedge in connection with the transaction(s) contemplated by this Agreement.

8.	PURCHASE SHARES

8.1	DCM undertakes to HWL to ensure that the DCM Purchaser:

(a)	shall be incorporated under the laws of the BVI;

(b)	shall not be tax resident, nor shall it operate, in any jurisdiction; and DCM shall not take any action which, when taken, would be reasonably likely to cause the DCM Purchaser to become resident for tax purposes in any jurisdiction; and

(c)	shall not transfer its direct or indirect interest in any Purchase Shares other than to another wholly-owned (directly or indirectly) subsidiary of DCM which complies with Clauses 8.1(a) and 8.1(b) above or to a depository in return for HTIL Share Equivalents.

8.2 DCM and HWL each acknowledge that the Purchase Shares will be registered on the Cayman Islands register of members of HTIL and will not be registered on the Hong Kong branch register of members of HTIL. DCM undertakes to HWL that, up to and including the Completion Date, it will not (and will ensure that the DCM Purchaser will not) seek to transfer the Purchase Shares to the Hong Kong branch of the register of members of HTIL.

8.3	DCM, for itself and on behalf of the DCM Purchaser, acknowledges to HWL:

(a)	that the Purchase Shares have not been registered under the U.S. Securities Act of 1933, as amended (the Securities Act), and the Purchase Shares may be offered, resold, pledged or otherwise transferred only (1) outside the United States in a transaction complying with the provisions of Rule 904 of the Securities Act, (2) pursuant to an exemption from registration under the Securities Act, if available, or (3) pursuant to an effective registration statement under the Securities Act; and

(b)	that HWL or the Selling Shareholder may, at any time when Purchase Shares are purchased by DCM or the DCM Purchaser under this Agreement, or at any time when HWL (or any HWL nominee) purchases any Purchase Shares from DCM or the DCM Purchaser, be in possession of relevant information (as defined in section 245 of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)) relating to HTIL, and is not obliged to disclose any such information to DCM or the DCM Purchaser and will not be deemed to be in breach of this Agreement as a result of not so disclosing.

8.4

(a)	If any Purchase Shares or HTIL Share Equivalents are to be sold by DCM or the DCM Purchaser to HWL pursuant to this Agreement, then HWL may elect to:

(i)	purchase (or procure that the HWL Purchaser or HWL’s nominee purchases) those Purchase Shares; or

(ii)	subject to Clause 8.4(b), purchase (or procure that the HWL Purchaser or HWL’s nominee purchases) the DCM Purchaser Shares, provided that the consideration payable for the DCM Purchaser Shares shall be equal to the aggregate of (without double-counting) (i) the subscribed and paid up share capital of DCM Purchaser, (ii) the amount of any payments received and retained by DCM Purchaser pursuant to this Agreement or by reason of owning the Purchase Shares and Associated Rights or any HTIL Share Equivalents (as certified to the satisfaction of HWL acting reasonably and in good faith) and (iii) the amount of consideration that would have been payable to DCM had HWL elected to buy the Purchase Shares under (i) above (being, in the case of an exercise of a put or call option pursuant to Clause 9.3, the Stop Loss Sale Price).

(b)	If (at a time when the DCM Purchaser holds more Purchase Shares than the number of Purchase Shares referred to in Clause 8.4(a)(i)) HWL elects to purchase the DCM Purchaser Shares pursuant to Clause 8.4(a)(ii) above, DCM shall be entitled prior to any such purchase (and at HWL’s cost) to procure the DCM Purchaser transfers such number of Purchase Shares to DCM or any of DCM’s Affiliates as may be required to leave the DCM Purchaser holding the number of Purchase Shares referred to in Clause 8.4(a)(i).

(c)	If any Purchase Shares and Associated Rights, HTIL Share Equivalents or DCM Purchaser Shares are to be sold by DCM or the DCM Purchaser (as the case may be) to HWL, the HWL Purchaser or HWL’s nominee pursuant to Clause 8.4(a), DCM undertakes to procure that such Purchase Shares and Associated Rights, HTIL Share Equivalents or DCM Purchaser Shares (as the case may be) are sold on the basis that the same covenants shall be deemed to be given by DCM or the DCM Purchaser (as the case may be) in relation to such Purchase Shares and Associated Rights, HTIL Share Equivalents or DCM Purchaser Shares as are implied under Part I of the Law of Property (Miscellaneous Provisions) Act 1994 where a disposition is expressed to be made with full title guarantee. Such Purchase Shares and Associated Rights, HTIL Share Equivalents or DCM Purchaser Shares shall be sold free from all Encumbrances, and shall be sold together with all rights attaching to them on and from the date of the completion of the sale and purchase of such Purchase Shares and Associated Rights, HTIL Share Equivalents or DCM Purchaser Shares (as the case may be) (each a Re-Transfer Date) including, without limitation, the right to receive all dividends and other distributions declared, made or paid on or after the relevant Re-Transfer Date.

8.5 If pursuant to Clause 8.4(a) above, HWL elects to purchase (or procure that the HWL Purchaser or HWL’s nominee purchases) the DCM Purchaser Shares, DCM shall procure that on the Re-Transfer Date, the benefit of any loans made by DCM (or any of its Affiliates) to the DCM Purchaser in respect of the acquisition of the Purchase Shares are also transferred to HWL, the HWL Purchaser or HWL’s nominee for nil consideration.

8.6 DCM warrants to HWL (for itself and as trustee for the HWL Purchaser or HWL’s nominee elected pursuant to Clause 8.4(a) above, as applicable) as at each Re-Transfer Date that:

(a)	where HWL will purchase or procure the purchase of Purchase Shares on such Re-Transfer Date:

(i)	the DCM Purchaser is the sole legal and beneficial owner of the Purchase Shares free from all Encumbrances;

(ii)	the DCM Purchaser is entitled to transfer the relevant Purchase Shares free from all Encumbrances;

(b)	where HWL has elected to purchase, or procure the purchase of, the DCM Purchaser Shares on such Re-Transfer Date:

(i)	DCM or the DCM Affiliate purporting to sell the DCM Purchaser Shares, is the sole legal and beneficial owner of the DCM Purchaser Shares free from all Encumbrances;

(ii)	DCM or the DCM Affiliate purporting to sell the DCM Purchaser Shares, has not granted, created or otherwise permitted to exist any Encumbrance over or in respect of the DCM Purchaser Shares;

(iii)	the DCM Purchaser is the sole legal and beneficial owner of the Purchase Shares free from all Encumbrances;

(iv)	neither DCM nor the DCM Purchaser has granted, created or otherwise knowingly permitted to exist any Encumbrance over or in respect of the Purchase Shares;

(v)	the DCM Purchaser Shares constitute the whole of the issued and allotted share capital of the DCM Purchaser, the DCM Purchaser Shares are fully paid or credited as fully paid and no person has the right (exercisable now or in the future and whether contingent or not) to call for the issue of any share or loan capital in the DCM Purchaser;

(vi)	the DCM Purchaser is validly incorporated, in existence and duly registered under the laws of the BVI and has full power to conduct its business as conducted at the Re-Transfer Date;

(vii)	the DCM Purchaser does not own and since its date of incorporation has never had any interest of any nature whatsoever in any asset or property whatsoever other than the Purchase Shares;

(viii)	since its date of incorporation the DCM Purchaser’s only activities have been the acquisition (including the financing of such acquisition) and the holding of the Purchase Shares and the administration of the DCM Purchaser in accordance with applicable law and regulation;

(ix)	save as set out in Clause 8.6(b)(viii) above, since its date of incorporation the DCM Purchaser has not conducted any activities, it has not traded in any manner, it has not been a party to nor has it incurred any past, current, future or contingent obligation or liability whatsoever under any contract, commitment, agreement or arrangement, including (without limitation) as employer or under any financing facility, guarantee, indemnity, surety relationship or letter of credit except any liability that may exist to pay stamp duty or stamp duty reserve tax under or pursuant to the performance of this Agreement;

(x)	since its date of incorporation, the DCM Purchaser has conducted its business and corporate affairs in accordance with its memorandum and articles of association and in all material respects in accordance with all laws and regulations of its jurisdiction of incorporation. Since its date of incorporation, the DCM Purchaser has not been tax resident, nor has it operated, in any jurisdiction;

(xi)	the DCM Purchaser Shares are not registered in a register kept in the United Kingdom by or on behalf of the DCM Purchaser; and

(xii)	no order has been made, no shareholder resolution of DCM Purchaser has been passed and, so far as DCM is aware, no petition has been presented for the purposes of winding-up DCM Purchaser. No administration order has been made and, so far as DCM is aware, no petition for such an order has been presented, in respect of DCM Purchaser. No receiver (which expression shall include an administrative receiver) has been appointed in respect of DCM Purchaser or any of its assets. DCM Purchaser is not insolvent under the laws of its jurisdiction of incorporation.

To the extent that any Purchase Shares are represented by HTIL Share Equivalents on the relevant Re-Transfer Date then references to Purchase Shares in this Clause 8.6 shall be construed as references to the relevant HTIL Share Equivalents.

8.7 DCM shall notify HWL of the occurrence of any of the following events promptly after becoming aware of such event:

(a)	DCM or any DCM Affiliate becoming party to any proceedings regarding the ownership of, or interests in, over or in respect of, the Purchase Shares or the DCM Purchaser Shares or any such proceedings are pending or threatened against DCM or any DCM Affiliate; and

(b)	the DCM Purchaser engaging in any litigation, arbitration, administrative, regulatory or criminal proceedings, whether as claimant, defendant or otherwise or for litigation, arbitration, administrative, regulatory or criminal proceedings pending or threatened by or against the DCM Purchaser or circumstances exist which would be likely to give rise to any such proceedings.

8.8 DCM’s total liability in respect of all Purchase Shares Warranty Claims (whether arising under any provision of this Agreement, at law or under statutory or regulatory provision related to any Purchase Shares or HTIL Share Equivalents re-transferred or to be re-transferred on the Re-Transfer Date) is limited to £120,000,000.

8.9 DCM is not liable in respect of a Purchase Shares Warranty Claims unless the amount that would otherwise be recoverable from DCM (but for this Clause) in respect of that Warranty Claim, when aggregated with all other Warranty Claims, exceeds £1 million (in which event HWL shall be entitled to claim the whole amount of such Warranty Claim and not merely the excess).

8.10 DCM is not liable for or in respect of Purchase Shares Warranty Claims unless HWL has notified DCM of the Purchase Shares Warranty Claim stating in reasonable detail the nature of the Purchase Shares Warranty Claim and the amount claimed (or, if not practicable, an estimate of the amount claimed) on or before the date falling eighteen months after the date on which the relevant warranty was given or was deemed to have been given.

8.11 Clauses 8.8, 8.9 and 8.10 do not apply in respect of a Purchase Shares Warranty Claim involving or relating to breach of a warranty contained in any of sub-Clauses 8.6(a), (b)(i), (ii), (iii), (iv), (v) or (vi).

8.12 Nothing in Clause 8 shall have the effect of limiting or restricting any liability of the relevant warrantor in respect of a Purchase Shares Warranty Claim arising as a result of it or any of its Affiliates’ fraud, wilful misconduct or wilful concealment.

9.	ADJUSTMENTS IN CASH PAYMENTS BY HWL

9.1	HWL’s obligations on the First Instalment Date

(a)	DCM shall certify to HWL not later than 5 Business Days preceding the First Instalment Date (First Instalment Certificate) the DCM Return as of the date of the First Instalment Certificate.

The First Instalment Certificate shall have attached to it reasonable details of DCM’s calculation (including any assumptions made for the purposes of such calculation) of the DCM Return as stated therein.

(b)	For the purposes of this Clause 9:

Associated Rights in respect of the Purchase Shares (including where represented by HTIL Share Equivalents) means all dividends and distributions including bonus issues and similar events whatsoever which shall have been received by DCM or the DCM Purchaser in respect of, or attributable to, the Purchase Shares, provided that Associated Rights shall not include any proceeds from the sale, disposal, transfer or assignment (including on exercise of the put or call options in Clause 9.3) by DCM or the DCM Purchaser of any of their direct or indirect interest in any Purchase Shares including where represented by HTIL Share Equivalents on or before the date of the relevant certificate.

Credit Amounts means the First Credit Amount and the Second Credit Amount, or where the context requires, the First Credit Amount or the Second Credit Amount.

DCM Return as of any date (the Return Date) means the aggregate of the following (but without double-counting):

(i)	the aggregate amount of (A) all cash proceeds and (B) the Fair Market Value of non-cash consideration received by DCM or DCM Purchaser from the sale, disposal, transfer or assignment (including on exercise of the put or call options in Clause 9.3) by DCM or the DCM Purchaser of their respective direct or indirect interest in (x) the Purchase Shares (including where represented by HTIL Share Equivalents) and (y) any Associated Rights in respect of such Purchase Shares as at 5.00 pm (Hong Kong time) on the Business Day immediately preceding the relevant Return Date;

(ii)	the aggregate amount of all cash proceeds received by DCM or DCM Purchaser from any derivative or other transaction with reference to the Purchase Shares (including where represented by HTIL Share Equivalents) or Associated Rights having similar effect to the transactions described in paragraph (i) above as at 5.00 p.m. (Hong Kong time) on the Business Day immediately preceding the relevant Return Date;

(iii)	the value of any Purchase Shares (including where represented by HTIL Share Equivalents) held by the DCM Purchaser as of 5.00 p.m. (Hong Kong time) on the Business Day immediately preceding the relevant Return Date (based on the relevant 1 month VWAP ending on the Business Day immediately the preceding relevant Return Date) (which, for the avoidance of doubt, shall be adjusted to deduct any amounts received by DCM or DCM Purchaser identified in (ii) above);

(iv)	the Fair Market Value of any Associated Rights in respect of the Purchase Shares held by the DCM Purchaser as of 5.00 p.m. (Hong Kong time) on the Business Day immediately preceding the relevant Return Date (which, for the avoidance of doubt, shall be adjusted to deduct any amounts received by DCM or DCM Purchaser identified in (ii) above); and

(v)	the aggregate amount of all Instalments (if any) paid in cash under Clause 2.2 which were not applied or required to be applied by DCM or the DCM Purchaser to purchase HTIL Shares pursuant to Clauses 2.3 or 2.4(a) or (b).

Dealing Costs means:

(i)	any reasonable costs and expenses incurred by DCM or the DCM Purchaser in disposing of any DCM Purchaser Shares or Purchase Shares (including where represented by HTIL Share Equivalents) purchased by the DCM Purchaser under this Agreement or in disposing of any Associated Rights;

(ii)	any Taxes incurred by DCM or the DCM Purchaser, or any reduction in any amount received by DCM or the DCM Purchaser on account of Tax, which would not have been incurred or suffered but for the acquisition or disposal of the DCM Purchaser Shares or the relevant Purchase Shares (including where represented by HTIL Share equivalents) and/or any Associated Rights;

(iii)	any stamp duty or other transfer taxes payable on the purchase of the Purchase Shares or any Associated Rights by the DCM Purchaser or on the disposal of the DCM Purchaser Shares, the Purchase Shares (including where represented by HTIL Share Equivalents) or any Associated Rights by the DCM Purchaser;

(iv)	any costs reasonably incurred by DCM in obtaining a valuation from investment banks for the purposes of the definition of Fair Market Value (if applicable); and

(v)	any costs and expenses reasonably incurred by DCM in incorporating, maintaining and administering the DCM Purchaser,

provided that DCM shall take all reasonable steps to mitigate and minimise the amount of any such costs, expenses, Taxes and stamp duty or other transfer tax and shall comply with its undertaking under Clause 8.2.

Fair Market Value means, with respect to any assets, security, option, warrants or other right on any date, the fair market value of that asset, security,

option, warrant or other right; provided that (x) the fair market value of a cash dividend paid per HTIL Share shall be the net amount of such cash dividend per HTIL Share (including where represented by HTIL Share Equivalents) received by DCM or the DCM Purchaser (plus any Tax credit accruing to and utilised by DCM or the DCM Purchaser which is attributable to such cash dividend); (y) where options, warrants or other rights are publicly traded in a market of adequate liquidity (as determined by such investment banks) the fair market value of such options, warrants or other rights shall equal the arithmetic mean of the daily closing prices of such options, warrants or other rights during the period of five HTIL Trading Days preceding the relevant date of determination, in each case as determined (A) for the purposes of calculating the Adjustment Amount, by two independent investment banks of international repute (acting as experts) selected by DCM and approved in writing by HWL (such approval not to be unreasonably withheld or delayed), and (B) in all other cases by DCM acting reasonably and in good faith.

First Credit Amount has the meaning set out in Clause 9.1(d).

First Guaranteed Value means, in respect of the First Instalment Date the dollar equivalent (at the relevant Spot Exchange Rate on the Business Day immediately preceding the First Instalment Date) of £100,000,000.

Second Credit Amount has the meaning set out in Clause 9.2(c).

Second Guaranteed Value means, in respect of the Second Instalment Date, the dollar equivalent (at the relevant Spot Exchange Rate on the Business Day immediately preceding the Second Instalment Date) of £120,000,000.

(c)	If, as a result of one or more events or circumstances affecting the capital structure of HTIL (including but not limited to a scheme of arrangement or other capital reconstruction of HTIL), either party reasonably determines there has been an effect on the calculation of DCM Return not intended by the operation of this Agreement or not anticipated in the operation of this Agreement:

(i)	the parties shall discuss in good faith for a period of not less than 5 Business Days what adjustment (if any) should be made to the DCM Return which is fair and reasonable to take account thereof with the intent of leaving both parties in no better and no worse position than that which prevailed prior to the event or circumstance affecting the capital structure of HTIL; and

(ii)	failing agreement between the parties within such period, HWL and DCM shall jointly appoint an independent investment bank of international repute (acting as an expert), selected by HWL and approved in writing by DCM (such approval not to be unreasonably withheld or delayed), to determine as soon as practicable what adjustment (if any) to the DCM Return which is fair and reasonable to take account thereof with the intent of leaving both parties in no better and no worse position than that which prevailed prior to the event or circumstance affecting the capital structure of HTIL, and upon such agreement or such determination by the independent investment bank such adjustment (if any) shall be made and shall take effect in accordance with such determination.

(d)	If the DCM Return as of the date of the First Instalment Certificate is less than the First Guaranteed Value, HWL shall pay to DCM in cash on the First Instalment Date an amount in dollars equal (rounded up to the nearest dollar) (at the relevant Spot Exchange Rate on the Business Day immediately preceding such date) to the lesser of the following:

(i)	the First Guaranteed Value less the DCM Return as of the date of the First Instalment Certificate (the First Credit Amount); and

(ii)	the amount of the First Instalment due and payable on the First Instalment Date.

Such payment shall be made by HWL to DCM in accordance with Clauses 2.2 and 2.6.

(e)	If the DCM Return as of the date of the First Instalment Certificate is equal to or greater than the First Guaranteed Value, then the First Instalment shall be zero.

9.2	HWL’s obligations on the Second Instalment Date

(a)	DCM shall certify to HWL not later than 5 Business Days preceding the Second Instalment Date (Second Instalment Certificate) the DCM Return as of the date of the Second Instalment Certificate.

(b)	The Second Instalment Certificate shall have attached to it reasonable details of DCM’s calculation (including any assumptions made for the purposes of such calculation) of the DCM Return as stated therein.

(c)	If the DCM Return as of the date of the Second Instalment Certificate is less than the Second Guaranteed Value, HWL shall pay to DCM in cash on the Second Instalment Date an amount in dollars equal (rounded up to the nearest dollar) (at the relevant Spot Exchange Rate on the Business Day immediately preceding such date) to the lesser of the following:

(i)	the Second Guaranteed Value less the DCM Return as of the date of the Second Instalment Certificate (the Second Credit Amount); and

(ii)	the amount of the Second Instalment due and payable on the Second Instalment Date.

Such payment shall be made by HWL in accordance with Clauses 2.2 and 2.6.

(d)	If the DCM Return as of the date of the Second Instalment Certificate is equal to or greater than the Second Guaranteed Value, then the Second Instalment shall be zero.

9.3	Stop Loss

(a)	If on any date (the Stop Loss Date) the value of an HTIL Share or an HTIL Share Equivalent (based on the relevant 1 month VWAP ending on the Business Day immediately before such date) falls to an amount equal to or below 70% of the HTIL IPO Price, then:

(i)	without prejudice to HWL’s obligations under Clauses 9.1 or 9.2, DCM may by notice to HWL within 5 Business Days after the Stop Loss Date, require HWL to purchase or to procure the purchase from the DCM Purchaser all of the Purchase Shares or HTIL Share Equivalents representing such Purchase Shares at the Stop Loss Sale Price; and/or

(ii)	HWL may by notice to DCM within 5 Business Days after the Stop Loss Date, require DCM to procure that the DCM Purchaser sells all of the Purchase Shares or HTIL Share Equivalents representing such Purchase Shares then held by it either to HWL or its nominee(s) at the Stop Loss Sale Price.

(b)	DCM may exercise its rights under Clause 9.3(a)(i), and HWL may exercise its rights under Clause 9.3(a)(ii), by serving written notice to the other party specifying a date for the sale and purchase of the Purchase Shares or HTIL Share Equivalents representing such Purchase Shares, not less than four (4) Business Days nor more than thirty (30) Business Days after the date of service of that notice.

(c)	Service by DCM of notice to HWL pursuant to this Clause shall oblige DCM to sell, or procure that the DCM Purchaser sells, and HWL to purchase, or procure the purchase of, all of the Purchase Shares or HTIL Share Equivalents representing such Purchase Shares on the date specified for completion of such sale and purchase (the Stop Loss Completion Date) and on the terms and conditions set out in Clauses 8.4(c). At completion of that sale and purchase, which shall take place in accordance with the notice sent by DCM, or HWL, as the case may be, pursuant to this Clause:

(i)	DCM shall cause the delivery of the share certificates or other documents of title relating to the Purchase Shares or HTIL Share Equivalents representing such Purchase Shares (or, if HWL exercises its rights under Clause 8.4(a)(ii), the DCM Purchaser Shares), together with executed instruments of transfer in favour of a transferee notified to DCM by HWL not later than two (2) Business Days prior to the specified date for completion, failing which the transferee shall be HWL;

(ii)	HWL shall cause the Stop Loss Sale Price to be paid to DCM in cash in full in accordance with Clause 2.6.

Stop Loss Sale Price means the amount, or in the case of Purchase Shares which are not represented by HTIL Share Equivalents, the dollar equivalent (applying the relevant Spot Exchange Rate) of the amount determined by multiplying the number of HTIL Shares to be sold and purchased pursuant to this Clause 9.3 (which number cannot exceed the number of Purchase Shares purchased by DCM pursuant to this Agreement) by the closing market price of an HTIL Share on the Stop Loss Date.

9.4	Release of HWL’s obligations on or after the First Instalment Date

(a)	If at close of business on any HTIL Trading Day the applicable 1 Month VWAP is:

(i)	at or below 80% of the HTIL IPO Price;

(ii)	at a value which would result, having regard to the Purchase Shares held by DCM or the DCM Purchaser, in a calculation of the DCM Return being at or above 90% of the Second Guaranteed Value; or

(iii)	at a value which would result, having regard to the Purchase Shares held by DCM or the DCM Purchaser, in a calculation of the DCM Return being at or above the Second Guaranteed Value,

then, HWL shall notify DCM of such 1 Month VWAP value by no later than 12.00 p.m. on the following HTIL Trading Day.

(b)	Subject to:

(i)	HWL having given the relevant notices to DCM in accordance with Clause 9.4(a); and

(ii)	the relevant 1 Month VWAP being equal to or greater than the value for 1 Month VWAP used to determine that a Valuation Date has occurred for a period of 5 consecutive HTIL Trading Days in the period of 1 month following the Valuation Date, if on, or at any date after the First Instalment Date, the DCM Return is equal to or more than the Second Guaranteed Value (any such date being a Valuation Date), then HWL’s obligations to pay any Instalment not yet paid (for the avoidance of doubt, including the Instalment due on the First Instalment Date) under Clause 2.2 and HWL’s obligations under this Clause 9 shall automatically terminate (except in relation to Clauses 9.6 and 9.7) and HWL shall have no further obligations under Clause 2.2 or this Clause 9 (except in relation to Clauses 9.6 and 9.7).

9.5	Sale by DCM below applicable HTIL Share purchase price

(a)	If at any time prior to the Completion Date, DCM or the DCM Purchaser sells, disposes, transfers or assigns any Purchase Shares (or HTIL Share Equivalents representing such Purchase Shares) or enters into any derivative or other transaction with reference to the Purchase Shares (including where represented by HTIL Share Equivalents) having similar effect (except, in each case, pursuant to, and in accordance with, Clause 8.1(c)), for a price or equivalent value per HTIL Share less than the price at which DCM or the DCM Purchaser acquired the Purchase Shares (other than any sale made pursuant to Clauses 9.3, 9.6 or 9.7), HWL’s obligation to pay any Instalment not yet paid under Clause 2.2 and HWL’s obligations under this Clause 9, shall automatically terminate and HWL shall have no further obligations under this Clause 9.

(b)	DCM and/or the DCM Purchaser shall not be in breach of Clause 9.5(a) if the number of Purchase Shares (or HTIL Share Equivalents representing such Purchase Shares) it sells at a particular price does not exceed the number of Purchase Shares (or HTIL Share Equivalents representing such Purchase Shares) acquired at or below such price.

9.6	Completion Date settlement

(a)	DCM may notify HWL not more than 60 days and not less than 30 days before the earliest to occur of the Scheduled Completion Date, Accelerated Completion Date and the Put Completion Date that it wishes to sell, or procure the sale of, all (but not some only) of the Purchase Shares (or HTIL Share Equivalents representing such Purchase Shares) and Associated Rights.

(b)	If DCM gives notice under Clause 6.15, 9.6(a) or Clause 9.7, then HWL shall purchase (subject to Clause 9.6(c)(iii)) at a purchase price per share equal to 95% of 5 day VWAP on the date on which DCM gives notice under Clauses 6.15, 9.6(a) or 9.7 or procure the purchase of the Purchase Shares (or HTIL Share Equivalents representing such Purchase Shares) and Associated Rights on or prior to the Completion Date, or where Clause 9.7 applies, on the Threshold Sale Date, with the objective of maximizing the consideration received for the Purchase Shares (or HTIL Share Equivalents representing such Purchase Shares) and Associated Rights whilst mitigating against any adverse impact on the HTIL Share price.

(c)

(i)     If on the date that DCM gives notice under Clauses 6.15, 9.6(a) or Clause 9.7, HWL or any HWL Group member is in possession of relevant information (as defined in section 245(1) of the Securities and Futures Ordinance (Cap 571 of The Laws of Hong Kong) related to HTIL, then (without prejudice to HWL’s obligation to pay the Adjustment Amount (if any)), HWL shall not be obliged to purchase (or procure the purchase) of Purchase Shares (or HTIL Share Equivalents representing Purchase Shares) in excess of the number of Purchase Shares (and Associated Rights or HTIL Share Equivalents) derived by dividing the Final Guaranteed Value by a purchase price per Purchase Share equal to 95% of 5 day VWAP on the date on which DCM gives notice under Clause 6.15, Clause 9.6(a) or Clause 9.7.

(ii)	If the circumstances under paragraph (i) apply, then DCM may retain or procure the sale of any Purchase Shares (or HTIL Share Equivalents representing Purchase Shares) which are in excess of the Purchase Shares (or HTIL Share Equivalents) HWL is required to purchase, or procure the purchase, under paragraph (c). If DCM sells the Purchase Shares pursuant to this paragraph none of Clause 10 or Clause 11 shall apply to such sale.

(iii)	If HWL does purchase Purchase Shares and Associated Rights (or HTIL Share Equivalents representing Purchase Shares) in excess of the number it is obliged to purchase or procure the purchase of under (i) (whether or not the circumstances described under (i) are prevailing), then the price per Purchase Price for such excess shall be equal to 100% of 5 day VWAP ending on the date on which DCM gives notice under Clauses 6.15, 9.6(a) or Clause 9.7.

(d)	The proceeds of sale under (b) and, in satisfaction of the obligation under Clause 4.2 to make such payment, the Adjustment Amount, if any, shall be paid to DCM in cash on the Completion Date in accordance with Clause 4 or the Threshold Sale Date, as the case may be.

(e)	On the Threshold Sale Date, DCM shall cause the delivery of the share certificates or other documents of title relating to the Purchase Shares and Associated Rights (or HTIL Share Equivalents representing such Purchase Shares), if any, together with all relevant executed instruments of transfer in favour of (i) a transferee notified to DCM by HWL not later than two (2) Business Days prior to the specified date for completion, or (ii) failing which, HWL, as are required to enable title in the Purchase Shares and Associated Rights (or HTIL Share Equivalents representing such Purchase Shares) to pass fully and effectively into the name of transferee as at the Threshold Sale Date.

(f)	In this Agreement (but without double-counting):

5 day VWAP means on any date, the traded volume weighted average of the closing quotations of, as the context requires:

(a)	an HTIL Share; or

(b)	an HTIL Share Equivalent,

for the five (5) HTIL Trading Days immediately preceding that date at close of business on the SEHK (in relation to HTIL Shares) or any relevant IPO Exchange (in relation to HTIL Share Equivalents) on such date;

Adjustment Amount is the amount by which (if any):

(i)	the Final Guaranteed Value;

is greater than

(ii)	the DCM Return on the Completion Date or Threshold Sale Date, as the case may be, taking into account the proceeds of sale of the Purchase Shares and Associated Rights (and HTIL Share Equivalents representing HTIL Shares) received by DCM or the DCM Purchaser under Clause 9.6(d);

Final Guaranteed Value means the aggregate of the dollar equivalent (applying the Spot Rate of Exchange on the Business Day preceding the Completion Date or Threshold Sale Date, as the case may be) of:

(i)	£120,000,000; plus

(ii)	interest accrued on the Purchase Price Outstanding in accordance with Clause 2.5; plus

(iii)	Dealing Costs.

9.7	DCM threshold

If on, or at any date after, the First Instalment Date a Valuation Date (as defined in Clause 9.4(b)) occurs, then DCM may notify HWL that it wishes to sell, or procure the sale of, the Purchase Shares and Associated Rights (or HTIL Share Equivalents representing such Purchase Shares) on the first Business Day falling 30 days after the date of such notice (the Threshold Sale Date) and following such notice the provisions of Clause 9.6 shall apply.

10.	HWL RIGHT OF FIRST REFUSAL

10.1 Subject to Clause 10.2 if, at any time prior to the Completion Date, DCM or the DCM Purchaser proposes directly or indirectly to transfer or otherwise dispose of any Purchase Shares or HTIL Share Equivalents representing such Purchase Shares or shares of any Relevant DCM Shareholder Group Company which holds the Purchase Shares or HTIL Share Equivalents representing such Purchase Shares (in each case, other than pursuant to a transfer in accordance with Clauses 8.4(b), 9.3, 9.6, 9.7 or 10.7), DCM shall first give notice to HWL and HWL shall be entitled to the right of first refusal set out in this Clause.

For this purpose Relevant DCM Shareholder Group Company means a DCM Shareholder Group Company whose interest in the Purchase Shares (or HTIL Share Equivalents representing such Purchase Shares) represents at least ninety per cent. (90%) of the consolidated net assets or consolidated gross operating revenues respectively of that DCM Shareholder Group Company (as shown in the latest audited accounts of that DCM Shareholder Group Company if available, or otherwise as certified by DCM).

10.2 HWL agrees that DCM and/or the DCM Purchaser may at any time transfer to a company which is a wholly-owned direct or indirect subsidiary of DCM any of the Purchase Shares or HTIL Share Equivalents representing such Purchase Shares and the provisions of Clause 10.1 shall not apply to such transfer.

10.3 If a right of first refusal applies in accordance with Clause 10.1, DCM shall give HWL written notice (an Invitation) irrevocably inviting HWL to make an offer to purchase the Purchase Shares or HTIL Share Equivalents representing such Purchase Shares proposed to be sold by DCM or the DCM Purchaser (or any other DCM Group Company which is the legal owner of such Purchase Shares or HTIL Share Equivalents representing such Purchase Shares) for the purchase price specified in the Invitation (the Proposed Price), which price per Purchase Share or HTIL Share Equivalents representing such Purchase Shares, as applicable, shall not be higher than:

(a)	if DCM or the DCM Purchaser has received a Bona Fide Offer, the purchase price set out in the Bona Fide Offer; or

(b)	if the proposed sale or disposal is by way of an institutional placement (including any private placement or book-building) and DCM or the DCM Purchaser has agreed the terms of an underwriting agreement or arrangement in connection with such institutional placement, the underwriting price; or

(c)	if either of (a) or (b) above does not apply, ninety-five (95) per cent. of the 1 month VWAP ending on the Business Day immediately preceding the date of the Invitation for such number of HTIL Shares.

10.4 If DCM or the DCM Purchaser has received a Bona Fide Offer, the Invitation shall also include details of the Bona Fide Offer, setting out:

(a)	the identity of the proposed bona fide purchaser (provided such proposed purchaser shall not be an HWL Telecom Competitor (as defined in Clause 7.1(c)) (a Third Party Transferee);

(b)	the proposed purchase price;

(c)	any other terms and conditions of the offer; and

(d)	evidence satisfactory to HWL (acting reasonably and in good faith) confirming that the Third Party Transferee has, or will have, available to it either cash or cash equivalents or immediately available and unconditionally funding from a creditworthy counterparty, in an amount equal to the sum of (i) the aggregate purchase price for the Purchase Shares the subject of the Bona Fide Offer, (ii) the transaction costs payable by the Third Party Transferee for the transfer of such Purchase Shares to the Third Party Transferee and (iii) any stamp duty (or equivalent transfer taxes) payable by the Third Party Transferee on the transfer of such Purchase Shares to the Third Party Transferee).

10.5 For the purposes of this Clause 10:

Bona Fide Offer means any offer to acquire Purchase Shares in cash on completion, where the Third Party Transferee is legally permitted to acquire the Purchase Shares, the Third Party Transferee has obtained in unconditional terms or does not require approval of its shareholders, any governmental or regulatory agency or other third party to complete such acquisition and has available to it either free cash, cash equivalent or immediately available and unconditionally committed facilities for the amount referred to and as described in Clause 10.4(d).

10.6 On receipt of the Invitation, HWL may make an offer to buy or procure the purchase of all (but not some only) of the Purchase Shares or HTIL Share Equivalents representing such Purchase Shares, as applicable, referred to in the Invitation at the Proposed Price by giving notice to DCM within three (3) Business Days of receiving the Invitation (except where Clause 10.3(b) applies in which case HWL shall make an offer by 5.00 p.m. (Hong Kong time) on the Business Day following receipt of the Invitation), in which event HWL shall be bound to buy or procure the purchase of such Purchase Shares or HTIL Share Equivalents representing such Purchase Shares, as applicable, at the Proposed Price and otherwise on the terms set out in the Invitation. Completion of the sale and purchase of such Purchase Shares or HTIL Share Equivalents representing such Purchase Shares, as applicable, shall take place within three (3) Business Days of the date of such offer.

10.7 If HWL does not offer to buy the Purchase Shares or HTIL Share Equivalents representing such Purchase Shares, as applicable, pursuant to Clause 10.6, then HWL agrees that for the period of six months from the expiry of the time for HWL to make an offer under Clause 10.6, the DCM Purchaser may sell such Purchase Shares or HTIL Share Equivalents representing such Purchase Shares, as applicable, to any person (except, prior to the Completion Date, to a HWL Telecom Competitor) at a price not less than 97% of the Proposed Price (the Adjusted Price), subject to Clause 7.

10.8 If DCM or the DCM Purchaser intends to dispose of its interests in any of the Purchase Shares or HTIL Share Equivalents representing such Purchase Shares, as applicable, at a price below the Adjusted Price in the period of six months referred to in Clause 10.7 (whether or not falling after the Completion Date), it shall first offer such Purchase Shares or HTIL Share Equivalents representing such Purchase Shares to HWL in accordance with this Clause 10.

10.9 Following the Completion Date, if at any time DCM or the DCM Purchaser proposes to sell or otherwise dispose of Purchase Shares or HTIL Share Equivalents representing such Purchase Shares (whether by a single transaction or by way of connected transactions) which represent two per cent. or more of the issued share capital of HTIL at such time, it shall notify HWL of such proposal and consult with it regarding the sale.

11.	DCM DISPOSAL OF SHARES

11.1 If at any time from the end of the HTIL Lock-up Period up to the Completion Date, DCM or the DCM Purchaser proposes to sell or otherwise dispose of any Purchase Shares or HTIL Share Equivalents representing such Purchase Shares other than to HWL (or to a purchaser procured by HWL) (except under Clause 9, to a Third

Party Transferee or by way of an institutional placement falling within 10.3(b) or under Clause 10.7), then if DCM or the DCM Purchaser intends to sell or otherwise dispose of Purchase Shares or HTIL Share Equivalents representing such Purchase Shares (whether by a single transaction or by way of connected transactions) which represent three per cent. or more of the issued share capital of HTIL at such time, then it shall consult with HWL with the objective of agreeing a strategy for the sale or disposal of the Purchase Shares which maximizes the consideration received for the relevant Purchase Shares in a timely manner whilst mitigating against any adverse impact on the HTIL Share price. If DCM and HWL have not agreed on a strategy for the sale or disposal of the relevant Purchase Shares or HTIL Share Equivalents representing such Purchase Shares within 2 Business Days of commencement of such consultation, then each of DCM and HWL shall be entitled to request on the immediately following Business Day that an investment bank of international standing nominated by it to make a proposal for the sale or disposal of the relevant Purchase Shares or HTIL Share Equivalents representing such Purchase Shares (not being to a HWL Telecom competitor and with the same objective as above) as soon as reasonably practicable. DCM may mandate whichever such investment bank makes the most economically advantageous proposal consistent with the objectives stated above.

11.2 On request from DCM, HWL shall (and shall procure that HTIL shall) reasonably assist DCM to market any Purchase Shares (including where represented by HTIL Share Equivalents) proposed to be sold or otherwise disposed by it but subject to neither of them incurring any material cost.

12.	TERMINATION OF RIGHTS AND NON COMPETITION

12.1	With effect from the Signing Date:

(a)	the Shareholders Agreement (except as provided in Clause 12.2 below); and

(b)	the March 2003 Letter,

including in each case (i) all accrued or contingent rights and liabilities under or in respect of them; (ii) all claims or potential claims in respect of any actual or alleged breach of them; and (iii) all obligations and liabilities that, whether expressly or implicitly, would otherwise have survived or extended beyond termination, shall terminate and cease to be of any force or effect.

12.2 The parties’ obligations (if any) pursuant to Clauses 26, 30, 31, 34 and 35 of the Shareholders Agreement shall continue in full force and effect and without variation (in accordance with their terms) and DCM’s obligations under Clauses 16.1(b) and 16.2 of the Shareholders Agreement shall continue in full force and effect for a period of twelve (12) months only commencing on and from the Signing Date and, thereafter, immediately upon the expiry of such period shall terminate and cease to be of any force or effect.

13.	STAMP DUTY

13.1 Subject to Clauses 13.2 and 13.3, any stamp duty and stamp duty reserve tax (including any interest and penalties) payable in respect of the sale and purchase of the BVI Shares pursuant to this Agreement shall be borne by HWL and DCM in equal shares in the event that, pursuant to a change in law in the BVI or the Cayman Islands coming into effect prior to the Completion Date, stamp duty is payable on the execution of this Agreement or the transfer of the BVI Shares or the allotment or transfer of the Purchase Shares or HTIL Share Equivalents representing such Purchase Shares or the DCM Purchaser Shares pursuant thereto.

13.2 Subject to Clause 13.3, if any stamp duty or stamp duty reserve tax (including any interest and penalties) is required to be paid in respect of the sale and purchase of the BVI Shares pursuant to this Agreement as a result of any of the title documents or instruments of transfer relating to the BVI Shares or the UK Shares (the Documents) being brought into the United Kingdom, then the party who, or whose Affiliates, is or are responsible for bringing, causing or knowingly permitting such Documents to be brought into the United Kingdom shall be liable to pay and indemnify the other party and its Affiliates against such stamp duty and stamp duty reserve tax (including any interest and penalties).

13.3 If pursuant to any Proceedings brought by one party or its Affiliates against the other party or its Affiliates, any of the Documents are required to be brought into the United Kingdom and (as a result of such documents being brought into the United Kingdom) any stamp duty or stamp duty reserve tax (including any interest and penalties) is required to be paid in respect of the sale and purchase of the BVI Shares pursuant to this Agreement, then if the party or its Affiliates against whom such Proceedings are brought is or are finally judged (at the conclusion of such Proceedings) to be in breach of any of the Sale Documents, such party shall pay and indemnify the other party and its Affiliates against such stamp duty and stamp duty reserve tax (including any interest and penalties), otherwise the provisions of Clause 13.2 shall apply.

14.	ENTIRE AGREEMENT

14.1 The Sale Documents set out the entire agreement and understanding between the parties in respect of the sale and purchase of the BVI Shares. This Agreement supersedes all prior agreements, term sheets, understandings or arrangements (whether oral or written) relating to the sale and purchase of the BVI Shares.

14.2 It is agreed that no party has entered into this Agreement in reliance upon any representation, warranty or undertaking of any other party, which is not expressly set out in this Agreement.

14.3 The Sale Documents and the other documents entered into pursuant thereto or as a result thereof are not intended to, and shall not, in any way affect, vary, amend or waive any of the rights or obligations of any of the parties under any of the following agreements:

(a)	the 3G Consultation and Co-operation Agreement dated 23 April 2003 between DCM and HWL (as amended from time to time);

(b)	the Reconciliation Agreement dated 15 May 2003 between DCM and H3GUK Opco (as amended from time to time);

(c)	the Cooperation and Indemnity Agreement dated 16 September 2003 between DCM, H3GUK and H3GUK Opco (as amended from time to time); and/or

(d)	the Second Co-operation and Indemnity Agreement (as amended from time to time),

and the exercise of rights or the performance of obligations under any of the agreements referred to in sub-Clauses (a)-(d) above, shall not be, or be regarded as or deemed to be, a breach by any party of the provisions set out in Clauses 5 and 6 above.

15.	ANNOUNCEMENTS AND CONFIDENTIALITY

15.1 Save to the extent that disclosure is made in the terms of the press releases appearing in Appendix 3, and subject to disclosure in the circumstances set out in Clause 15.2 below, neither DCM nor HWL shall make or issue under any circumstances any announcement, press release, public announcement, circular or disclosure in connection with the existence or the subject matter of the Sale Documents, or the transactions contemplated by them, and each party shall procure that none of its Affiliates shall make or issue any such announcement or circular or disclosure.

15.2	The circumstances referred to in Clause 15.1 above are:

(a)	as required by law or by any stock exchange or governmental or other regulatory or supervisory body or authority of competent jurisdiction to whose rules the party making the announcement or disclosure is subject;

(b)	to the parties’ respective Affiliates and the auditors, legal, tax and financial advisers, liquidators, consultants, bankers and credit rating agencies of such parties and their Affiliates, but in any such circumstances limited to those individuals who need access to the information concerned and provided it is made clear to such recipients that the information is of a confidential nature;

(c)	as strictly required in the audited annual accounts or audited financial statements of HWL and DCM filed, in the case of HWL, with the Stock Exchange of Hong Kong and, in the case of DCM and/or its Affiliates, with the Stock Exchanges of London, New York and Tokyo;

(d)	where the information has already come into the public domain (other than as a result of a breach of this Clause 15);

(e)	to the extent required to enable enforcement of the Sale Documents; and

(f)	with the prior written consent of the parties.

15.3 In the event that any party or the Affiliate of any party is required by law or by any stock exchange or governmental or other regulatory or supervising body or authority of competent jurisdiction to disclose any terms of any of the Sale Documents, the subject matter of the Sale Documents, or the transactions contemplated by them, the relevant party will provide the other party with prompt written notice of such requirement so that such party may comment on any disclosure, announcement or release before it is made or issued (provided that this shall not have the effect of preventing the party or its Affiliate making the disclosure, announcement or release from complying with its disclosure obligations).

15.4 Except in the circumstances referred to in Clause 15.2 and subject in any event to Clause 15.3, DCM shall not, and shall procure that no Affiliate of DCM shall use, or disclose any information which is confidential to the Companies for any purpose from the date of this Agreement.

16.	COSTS

Save as otherwise expressly agreed, each of DCM and HWL shall pay the costs, charges and other expenses incurred by it and its Affiliates in connection with the negotiation, preparation, entering into, execution, completion and performance of the Sale Documents.

17.	COUNTERPARTS

This Agreement may be entered into in any number of counterparts and by the parties to it on separate counterparts, each of which is an original, but all of which together constitute one and the same instrument.

18.	NOTICES

18.1 Any notice or other formal communication to be given under this Agreement shall be in writing and signed by or on behalf of the party giving it (unless sent by e-mail). It shall be:

(a)	sent by fax to the number set out in Clause 18.2; or

(b)	sent by e-mail to the e-mail address set out in Clause 18.2; or

(c)	delivered by hand or sent by prepaid recorded delivery or registered post to the relevant address in Clause 18.2.

In each case it shall be marked for the attention of the relevant party set out in Clause 18.2 (or as otherwise notified from time to time under this Agreement). Any notice given by hand delivery, fax, e-mail or post shall be deemed to have been duly given:

(d)	if hand delivered, when delivered;

(e)	if sent by fax or e-mail, twelve (12) hours after the time of transmission to the correct fax number or e-mail address, provided that the sending party shall have obtained electronic or other confirmation of accurate and complete transmission; and

(f)	if sent by recorded delivery or registered post, at 10 a.m. on the second Business Day from the date of posting,

unless there is evidence that it was received earlier than this and provided that, where (in the case of delivery by hand, e-mail or by fax) the delivery or transmission occurs after 6 p.m. on a Business Day or on a day which is not a Business Day, service shall be deemed to occur at 9 a.m. on the next following Business Day. References to time in this Clause are to local time at the address of the addressee.

18.2 The addresses, e-mail addresses and fax numbers of the parties for the purpose of Clause 18.1 are:

(a)	HWL:

Address: 22/F, Hutchison House, 10 Harcourt Road, Hong Kong

Fax No: (852) 2128 1778

E-mail Address: ediths@hwl.com.hk

For the attention of: The Company Secretary

(b)	DCM:

Address:     Sanno Park Tower, 41st Floor,

          2-11-1, Nagata-cho,

          Chiyoda-ku, Tokyo

          100-6150 Japan

Fax No:     +81 3 3509 7658

For the attention of: Head of Global Business Department

18.3 All notices or formal communications under or in connection with this Agreement shall be in the English language.

19.	FURTHER ASSURANCE

Each of DCM and HWL agrees to perform (or procure the performance of) all further acts and things, and execute and deliver (or procure the execution and delivery of) such further documents, as may be required by law or as the other party may reasonably require, whether on or after the execution of this Agreement or on or after the Completion Date, to implement and/or give effect to this Agreement and for the purpose of (a) vesting in HWL (or HWL’s nominee(s)) on the Completion Date the full benefit of the BVI Shares (and the Purchase Shares and the Associated Rights, if applicable) together with any other rights and benefits to be transferred to HWL (or

HWL’s nominee(s)) on and subject to the terms of this Agreement and (b) vesting in DCM or the DCM Purchaser the full benefit of the Purchase Shares and Associated Rights together with any other rights and benefits to be transferred to DCM or the DCM Purchaser on and subject to the terms of this Agreement.

20.	SEVERABILITY

If any provision of this Agreement is held to be invalid or unenforceable, then such provision shall (so far as it is invalid or unenforceable) be given no effect and shall be deemed not to be included in this Agreement but without invalidating any of the remaining provisions of this Agreement. The parties shall then use all reasonable endeavours to replace the invalid or unenforceable provision by a valid and enforceable substitute provision the effect of which is as close as possible to the intended effect of the invalid or unenforceable provision.

21.	VARIATION

No variation of this Agreement (or of any of the documents referred to in this Agreement) shall be valid unless it is in writing and signed by or on behalf of each of the parties to it. The expression variation shall include any variation, supplement, deletion or replacement however effected.

22.	NO RIGHTS UNDER CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

A person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

23.	ASSIGNMENT

None of the parties shall nor shall they purport to assign or transfer all or any of their rights under this Agreement, save that:

(a)	HWL shall be entitled to assign or transfer any such rights to any member of HWL’s Group provided that they are wholly owned subsidiaries of HWL and that any assignee or transferee shall assign or transfer all such rights which have been assigned or transferred to it to HWL or a continuing member of HWL’s Group (provided such member is also a wholly owned subsidiary of HWL) before it ceases to be a member of HWL’s Group; and

(b)	DCM shall be entitled to assign or transfer any such rights to any member of DCM’s Group provided that they are wholly owned subsidiaries of DCM and that any assignee or transferee shall assign or transfer all such rights which have been assigned or transferred to it to DCM or a continuing member of DCM’s Group (provided such member is also a wholly owned subsidiary of DCM) before it ceases to be a member of DCM’s Group.

24.	GOVERNING LAW, JURISDICTION AND AGENT FOR SERVICE

24.1 This Agreement and the relationship between the parties shall be governed by, and interpreted in accordance with, English law.

24.2 Each of the parties agrees that the courts of England are to have exclusive jurisdiction to settle any disputes which may arise in connection with the creation, validity, effect, interpretation or performance of, or the legal relationships established by this Agreement or otherwise arising in connection with this Agreement, and for such purposes irrevocably submit to the jurisdiction of the English courts.

24.3 DCM hereby irrevocably agrees that any Service Document may be sufficiently and effectively served on it in connection with Proceedings by service on its agent if no replacement agent has been appointed and notified to the other parties pursuant to Clause 24.6, or on the replacement agent if one has been appointed and notified to HWL.

24.4 Any Service Document served on DCM pursuant to this Clause shall be marked for the attention of:

(a)	the Company Secretary, DoCoMo Europe Limited, Lansdowne House, 57 Berkeley Street, London WIJ 6ER, United Kingdom or such other address within the United Kingdom as may be notified to HWL by DCM; or

(b)	such other person as is appointed as agent of DCM for service pursuant to Clause 24.6 at the address notified pursuant to Clause 24.6.

24.5 Any document addressed in accordance with Clause 24.4 shall be deemed to have been duly served if:

(a)	left at the specified address, when it is left; or

(b)	sent by first class post, two (2) Business Days or if by airmail, five (5) Business Days after the date of posting.

24.6 If the agent referred to in Clause 24.3 (or any replacement agent appointed pursuant to this sub-Clause) at any time ceases for any reason to act as such, DCM shall appoint a replacement agent to accept service having an address for service in the United Kingdom and shall notify HWL of the name and address of the replacement agent.

24.7 HWL hereby irrevocably agrees that any Service Document may be sufficiently and effectively served on it in connection with Proceedings by service on its agent if no replacement agent has been appointed and notified to the other parties pursuant to Clause 24.10, or on the replacement agent if one has been appointed and notified to DCM.

24.8 Any Service Document served on HWL pursuant to this Clause shall be marked for the attention of:

(a)	the Company Secretary, Hutchison Whampoa Agents (UK) Limited, 9 Queen Street, Mayfair, London W1J 5PE, United Kingdom or such other address within the United Kingdom as may be notified to DCM by HWL; or

(b)	such other person as is appointed as agent of HWL for service pursuant to Clause 24.10 at the address notified pursuant to Clause 24.10.

24.9 Any document addressed in accordance with Clause 24.8 shall be deemed to have been duly served if:

(a)	left at the specified address, when it is left; or

(b)	sent by first class post, two (2) Business Days or if by airmail, five (5) Business Days after the date of posting.

24.10 If the agent referred to in Clause 24.7 (or any replacement agent appointed pursuant to this sub-Clause) at any time ceases for any reason to act as such, HWL shall appoint a replacement agent to accept service having an address for service in the United Kingdom and shall notify DCM of the name and address of the replacement agent.

IN WITNESS whereof this Agreement has been signed by and on behalf of the parties on the day and year first before written.

Share Sale and Purchase Agreement

SIGNED by	)
for and on behalf of	)
HUTCHISON WHAMPOA LIMITED	)

Share Sale and Purchase Agreement

SIGNED by	)
for and on behalf of	)
NTT DOCOMO, INC.	)

APPENDIX 1

LETTER OF RESIGNATION

To:	The Directors

Hutchison 3G UK Holdings Limited

[address]

The Directors

Hutchison 3G UK Limited

[address]

Dated: [            ] 2004

Dear Sirs

RESIGNATION AS DIRECTOR

I, [            ] hereby resign from my office as director (Director) of Hutchison 3G UK Holdings Limited and Hutchison 3G UK Limited (the Companies) with effect from the Signing Date (as defined in the agreement dated on or about 27 May 2004 between NTT DoCoMo, Inc. and Hutchison Whampoa Limited relating to the sale and purchase of the Brilliant Design Shares).

I hereby acknowledge that I have no claim for compensation for loss of office or for unfair or wrongful dismissal or redundancy or any other claim whatsoever: (i) against the Companies; or (ii) pursuant to or in connection with my office as Director, against any of the Companies’ servants, officers, agents or employees. I acknowledge that there is outstanding no agreement or arrangement under which the Companies have or could have any obligations to me. To the extent that any such claim exists or may exist I hereby irrevocably waive such claim and hereby release the Companies from any liability whatsoever in respect thereof.

Duly delivered as a Deed on the date inserted above.

SIGNED as a DEED and	)
DELIVERED by [Director]	)
in the presence of:	)

Name:

APPENDIX 2

DETAILS OF BVICO

Name:	Brilliant Design Limited

Date of Incorporation:	20 April 2000

Class of Company:	International Business Company

Registered Number:	384092

Registered Office:	Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

Directors:	Shiro Kanazu

Secretary:	None

Authorised Capital:	US$50,000, divided into 50,000 ordinary shares with a par value of US$1.00 each

Issued Capital:	US$2, comprising 2 ordinary shares with a par value of US$1.00 each

Registered Shareholder:	DCM Capital LDN (UK) Limited

Accounting Reference Date:	31 December

Auditors:	None

Mortgage and Charges:	Nil

APPENDIX 3

PRESS RELEASES

APPENDIX 4

MANAGEMENT ACCOUNTS

APPENDIX 5

PURCHASE SHARES

To:        Hutchison Whampoa Limited

Date:

PURCHASE SHARES NOTICE

We, NTT DoCoMo, Inc., pursuant to Clause 3.3 of the Share Sale and Purchase Agreement in relation to the shares of Brilliant Design Limited, between Hutchison Whampoa Limited and NTT DoCoMo, Inc. dated [    ], hereby inform you that we elect for the Purchase Shares to be issued to [name] as the DCM Purchaser (the DCM Purchaser) on [date] to be held in [details of clearing system].

We hereby confirm that:

1.	the DCM Purchaser is incorporated under the laws of the BVI; and

2.	the DCM Purchaser is not tax resident and does not operate in any jurisdiction.

Words and expressions defined in or by reference to the Share Sale and Purchase Agreement (to which the form of this notice is attached) shall have the same meanings in this notice.

This notice shall be governed by and construed in accordance with English law.

Signed for and on behalf of NTT DoCoMo, Inc.